02034574

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sogecable S.A.

*CURRENT ADDRESS

PROCESSED

JUN 13 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4981 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/6/02

Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AR/S
12-31-01

02 JUN -6 AM 11:12

June 4, 2002

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated March 25, 2002.

I DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION.

(i) The Board of Directors held on 12 March, 2002 approved to call an Ordinary General Shareholders Meeting to be held, foreseeably, in second call, the 16th April, 2002.

(ii) Notice issued on 26 March, 2002 regarding the convening of the Ordinary Shareholder's General Meeting of Sogecable, S.A. to be held on April 16, 2002, which include the full text of the Annual General Meeting.

(iii) The General Shareholders' Meeting of Sogecable approved the proposals for agreements submitted before the General Shareholders by the Board of Directors.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the ***Act***), and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Rule 12g3-2(b) nº: (82-4981)
Enclosure I(i)

18th, March 2002

COMMUNICATIONS OF A RELEVANT ISSUE

We hereby notify you that the Board of Directors of SOGECABLE, S.A. has decided to call and Ordinary General Meeting to be held in Madrid, foreseeable in second call, on 16 April 2002.

The Agenda will be the following:

1°. Review, and approval if accepted, of the Annual Accounts for 2001 - Balance Sheet, Profit and Loss Statement and Annual Report), Management Report of both the company and the consolidated group, and the proposal for profit distribution.

2º Approval of the Management of the Board of Directors for the financial year 2001.

3° Resignation and appointment of Directors.

4° Renewal of Arthur Andersen y Cía, S.Com., as the company's Accounts Auditors for the 2002 financial year.

5º Change the Address of registered offices and modification the 4th article of the Bylaws

6º Issue of convertible and exchangeable bonds for shares of the company itself with the exclusion of the right of preferential subscription and delegation of the execution of this agreement to the Board of Directors. Determination of the basis and the manner of the conversion and/or exchange and the increase of share capital to the amount that is necessary. Delegation to the Board of Directors of the limits of this issue that are not set by the General Shareholders Meeting.

7º Authorization of the Board of Directors to issue of bondss which are convertible and/or exchangeable for shares of the company itself. Determination of the basis and the manner of the conversion and/or exchange and the increase of share capital to the amount that is necessary. Delegation to the Board of Directors of the limits of this issue that are not set by the General Shareholders Meeting.

8º Delegation to the Board of Directors of the power to increase, once or various times, the share capital with or without an issue premium and with delegation to exclude if it is the case the right of preferential subscription, under the terms, conditions and time periods foreseen in Article 153.1 B) of the Corporate Code.

9° Authorization for the direct or indirect derivative acquisition of its own shares within the limits and legal requisites. The part of this Authorization conceded for derivative acquisition of its own shares by the General Shareholders Meeting of April 17, 2001, which is not used is without effect.

10° Authorization to the Board of Directors of the Company, in the broadest possible terms, for the full implementation and execution of the previous agreements, expressly including the exercise of interpreting, rectifying and completing said agreements and bringing them to the public domain.

In accordance with article 3 of the "Real Decreto 291/1992" of 27th March, SOGECABLE, S.A. will send to the Securities and Exchange Commission and its respective Stock Exchange Corporations ("Sociedades Rectoras de las Bolsas y Comisión Nacional del Mercado de Valores"), no later than the notice's date of the General Shareholders Meeting made public, the consolidated and individual Annual Accounts, the Management Reports together with the Auditors' Report.

Rule 12g3-2(b) nº: (82-4981)
Enclosure I (ii)

Madrid, 26 March 2002

COMMUNICATION OF A RELEVANT EVENT

Sogecable, S.A. communicates that the Shareholders Annual General Meeting has been convoked to be held, on second all, April 16, 2002, at the place and hour indicated on the announcement. The text of the official announcement is attached and will be published in the Official Mercantile Registry Bulletin and the daily "El País".

Convening of the Annual General Meeting

By agreement of the Board of Directors. Sogecable, *SA*, hereby convenes the Annual General Meeting of Shareholders, which shall be held in Madrid in the Círculo de Bellas Artes, Calle Marqués de Casa Riera, **2,** on April 16, 2002, at 12:30 hours in second convening, if there is a failure to hold the Annual Meeting in the first convening, which is hereby called in the same place and at the same time on April 15, 2002, with the following:

AGENDA

1°. Review, and approval if accepted, of the Annual Accounts for 2001 - Balance Sheet, Profit and Loss Statement and Annual Report), Management Report of both the company and the consolidated group, and the proposal for profit distribution.

2º Approval of the Management of the Board of Directors for the financial year 2001.

3° Resignation and appointment of Directors.

4° Renewal of Arthur Andersen y Cía, S.Com., as the company's Accounts Auditors for the 2002 financial year.

5º Change the Address of registered offices and modification the 4th article of the Bylaws

6º Issue of convertible and exchangeable bonds for shares of the company itself with the exclusion of the right of preferential subscription and delegation of the execution of this agreement to the Board of Directors. Determination of the basis and the manner of the conversion and/or exchange and the increase of share capital to the amount that is necessary. Delegation to the Board of Directors of the limits of this issue that are not set by the General Shareholders Meeting.

7º Authorization of the Board of Directors to issue of bondss which are convertible and/or exchangeable for shares of the company itself. Determination of the basis and the manner of the conversion and/or exchange and the increase of share capital to the amount that is necessary. Delegation to the Board of Directors of the limits of this issue that are not set by the General Shareholders Meeting.

8º Delegation to the Board of Directors of the power to increase, once or various times, the share capital with or without an issue premium and with delegation to exclude if it is the case the right of preferential subscription, under the terms, conditions and time periods foreseen in Article 153.1 B) of the Corporate Code.

9° Authorization for the direct or indirect derivative acquisition of its own shares within the limits and legal requisites. The part of this Authorization conceded for derivative acquisition of its own shares by the General Shareholders Meeting of April 17, 2001, which is not used is without effect.

10° Authorization to the Board of Directors of the Company, in the broadest possible terms, for the full implementation and execution of the previous agreements, expressly including the exercise of interpreting, rectifying and completing said agreements and bringing them to the public domain.

ATTENDANCE AND INFORMATION RIGHTS

All shareholders, either individually or as a group, holding at least one hundred shares registered in the respective share register at least five days before the holding of the General Meeting, and who have an invitation from the company may attend.

The statutes permit joined shares, and any shareholder who has attendance rights may assign his rights to attend the AGM to another shareholder or administrator of the company.

From the date of this official announcement, and in compliance with the Corporate Code of S.A. and article 14 of the bylaws, shareholders have the right to examine the documents at the fiscal residence of the company at Gran Via, 32, Madrid, or request the delivery or free postage of:

Copy of the documents in relation with points 1, 2, 5, 6, 7 and 8 of the Agenda, to be submitted for approval to the General Meeting, including the full text of the amendments to the bylaws and the reports elaborated by the Board of Directors and by the Auditor's Accounts, to the relevant proposals of the Agenda, if necessary.

PRESENCE OF NOTARY PUBLIC

The Board of Directors has requested the presence of a Notary Public to take the minutes of the Annual General Meeting.

INFORMATION ABOUT THE AGM

The second part of the Annual General Meeting on the 16th of April, 2002, shall be held at the aforesaid time and in the aforesaid place.

For any additional information, shareholders may contact the Sogecable, S.A. shareholders' information office on 91 396 5807 or 91 558 5594 from 9.30 to 14.30, and 17.00 to 19.00 hours, Monday to Friday.

General Secretary.
Madrid, 29th March 2002.

ANDERSEN

Sogecable, S.A.

2001 Financial Statements and Management Report Together with Auditors' Report

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

ANDERSEN

Sogecable, S.A.

2001 Financial Statements
and Management Report
Together with Auditors' Report

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21).
In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on financial statements

To the Shareholders of
Sogecable, S.A.:

1. We have audited the financial statements of SOGECABLE, S.A. comprising the balance sheet as of December 31, 2001, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the Company's directors present, in addition to the 2001 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 financial statements. Our auditors' report dated March 14, 2001, on the 2000 financial statements contained an unqualified opinion.

3. As indicated in Note 8 to the financial statements referred to above, Sogecable, S.A. has controlling interests in various companies. The Company, as the head of the Group, prepares separate consolidated financial statements, on which we issued our auditors' report on March 25, 2002, containing an opinion qualified for a matter similar to that described in paragraph 4 below. The effect of consolidation, with respect to the financial statements referred to above, is described in Note 4-d to the notes to financial statements.

4. The Company recorded an extraordinary gain of €40.3 million as a result of the transaction relating to Sogepaq, S.A. described in Note 8-a and reported to the Comisión Nacional del Mercado de Valores ("CNMV"). The agreement on the basis of which this transaction was formalized includes a call option for the Company and a put option for the third party, which are both binding on the other party. The possible exercise of the aforementioned options in the future and the circumstances in which they might be exercised may give rise to effects that are not possible to determine at the date of this report.

5. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the 2001 financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Sogecable, S.A. as of December 31, 2001, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

6. The accompanying management report for 2001 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

ARTHUR ANDERSEN

Juan José Roque

March 25, 2002

SOGECABLE, S.A.

2001 FINANCIAL STATEMENTS

AND MANAGEMENT REPORT

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Thousands of Euros)

ASSETS	2001	2000
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	15,044	18,690
Intangible assets-	110,809	78,471
Intellectual property	612	522
Computer software	25,003	21,378
Audiovisual rights	165,672	121,034
Provisions	(476)	(476)
Accumulated amortization	(80,002)	(62,987)
Tangible fixed assets-	18,686	30,807
Machinery	27,531	25,823
Installations	13,007	12,937
Decoders, keys and adapters	135,269	142,177
Computer hardware	1,759	1,454
Furniture and fixtures	2,594	2,553
Transport equipment	269	299
Other tangible fixed assets	123	123
Accumulated depreciation	(161,866)	(155,569)
Long-term financial investments-	442,050	322,027
Holdings in Group companies	481,520	435,943
Holdings in associated companies	114,871	32,715
Long-term loans to Group companies	67,461	70,466
Long-term loans to associated companies	36,833	2,345
Other long-term loans	95,127	75,400
Deposits and guarantees	527	453
Provisions	(354,089)	(295,295)
Treasury stock	701	4,081
Total fixed and other noncurrent assets	587,290	455,076
DEFERRED CHARGES	1,182	2,191
CURRENT ASSETS:		
Inventories	149,623	115,981
Accounts receivable-	239,325	234,617
Customer receivables for sales and services	14,777	13,338
Receivable from Group companies	118,354	103,552
Receivable from associated companies	18,191	14,839
Sundry accounts receivable	88,859	102,475
Tax receivables	775	1,972
Provisions	(1,661)	(1,559)
Short-term financial investments	2,356	2,273
Cash	307	1,128
Accrual accounts	25,511	31,076
Total current assets	417,122	385,075
TOTAL ASSETS	1,005,594	842,342

SHAREHOLDERS' EQUITY AND LIABILITIES	2001	2000
SHAREHOLDERS' EQUITY:		
Capital stock	194,048	194,048
Additional paid-in capital	144,561	144,561
Reserves-	55,467	59,817
Legal reserve	12,373	12,373
Reserve for treasury stock	701	4,081
Voluntary reserves	42,393	43,363
Prior years' losses	(45,102)	(33,268)
Income (Loss) for the year	1,603	(11,834)
Total shareholders' equity	350,577	353,324
PROVISIONS FOR CONTINGENCIES AND EXPENSES	14,701	15,157
LONG-TERM DEBT:		
Long-term guarantee deposits received	23,342	35,329
Long-term payables to credit entities	116,576	72,720
Long-term payables to Group companies	1,479	1,479
Other long-term payables	14,093	7,836
Total long-term debt	155,490	117,364
CURRENT LIABILITIES:		
Short-term guarantee deposits received	11,098	10,091
Payable to credit entities	146,565	37,480
Payable to Group companies	77,469	68,088
Payable to associated companies	9,645	3,730
Trade accounts payable	218,278	213,647
Other nontrade payables	19,276	21,147
Accrual accounts	2,095	2,394
Total current liabilities	484,826	356,497
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,005,594	842,342

The accompanying Notes 1 to 21 are an integral part of the balance sheet as of December 31, 2001.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

2001 AND 2000 STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2001	2000	CREDIT	2001	2000
EXPENSES:			**REVENUES:**		
Purchases	386,656	332,820	Net sales	669,353	618,191
Personnel expenses-			Other operating revenues	18	3
Wages and salaries	38,269	34,734			
Employee welfare expenses	12,705	12,311			
Period depreciation and amortization	33,640	37,227			
Other operating expenses	170,919	166,588			
Operating income	27,182	34,514			
Financial expenses	9,773	4,043	Gains on short-term financial investments	658	381
Exchange losses	4,254	13,134	Gains on shareholdings	3,255	4,708
			Exchange gains	4,441	13,607
Financial income	-	1,519	**Financial loss**	5,673	-
Income from ordinary activities	21,509	36,033			
Variation in fixed asset provisions	53,454	41,018	Extraordinary revenues	41,004	1,084
Extraordinary expenses	387	198			
			Extraordinary loss	12,837	40,132
Income before taxes	8,672	-	**Loss before taxes**	-	4,099
Corporate income tax	7,059	7,735			
Income for the year	1,603	-	**Loss for the year**	-	11,834

The accompanying Notes 1 to 21 are an integral part of the 2001 statement of operations.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

NOTES TO 2001 FINANCIAL STATEMENTS

(1) BRIEF DESCRIPTION OF THE COMPANY

Sogecable, S.A. was incorporated on April 12, 1989. At that time its corporate purpose was the indirect management of the Public Television Service.

To this end it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, and was awarded a concession for the indirect management of the Public Television Service, pursuant to a Council of Ministers resolution dated August 25, 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A., by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested renewal of the concession on October 25, 1999. By a resolution of the Council of Ministers on March 10, 2001, this concession was renewed for a period of ten years.

On January 2, 1996, Sogecable, S.A. acquired all the shares of Sociedad de Gestión de Cable, S.A. On January 3, 1996, the Shareholders' Meeting of Sociedad de Gestión de Cable, S.A. approved the dissolution without liquidation of the company, with the transfer *en bloc* of its assets and liabilities to Sogecable, S.A.

On January 2, 1997, the Shareholders' Meeting of CanalSatélite Digital, S.L. resolved to increase capital by approximately €12,020,000 (Ptas. 2,000,000,000). This capital increase was fully subscribed and paid by Sogecable, S.A. through the nonmonetary contribution of assets and liabilities assigned to its satellite line of business.

On July 14, 1998, the Shareholders' Meeting of Sogepaq Distribución, S.A. approved the dissolution without liquidation of the company, with the transfer *en bloc* of its assets and liabilities to its sole shareholder Sogecable, S.A.

On July 16, 1998, Sogecable Fútbol, S.L. was formed, for which purpose Sogecable, S.A., the then majority shareholder, made a nonmonetary contribution consisting of certain asset and liabilities assigned to the thematic television channel business to be operated by the new company.

Also, on that same date, Sogecable Música, S.L. was formed, for which purpose Sogecable, S.A., the then majority shareholder, made a nonmonetary contribution consisting of certain asset and liabilities assigned to the thematic television channel business to be operated by the new company.

The Company's financial statements for the years in which the aforementioned transactions took place contain all the information on the transactions pursuant to Article 107 of Corporate Income Tax Law 43/1995.

(2) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

formally prepared by the Company's directors, they will submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes. The 2000 financial statements were approved by the Shareholders' Meeting on April 17, 2001.

Comparative information-

The financial statements for 2000 were expressed in thousands of pesetas. The amounts relating to that year included in the 2001 financial statements were translated to euros pursuant to Law 46/1998 on the introduction of the euro.

(3) DISTRIBUTION OF INCOME

The Company's directors propose the following distribution of 2001 income:

	Thousands of Euros
To legal reserve	160
To voluntary reserves	1,443
	1,603

(4) VALUATION STANDARDS

The main valuation methods applied in preparing the accompanying financial statements for 2001 were as follows:

a) Start-up expenses-

Start-up expenses, which comprise preopening and new television channel launch expenses, are recorded at cost and amortized over the lifespan of the channels.

The capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed and registration and other necessary expenses, are amortized on a straight-line basis at an annual rate of 20%.

b) Intangible assets-

The "Intellectual Property" account reflects the amounts paid to acquire the right to use or to register certain trademarks. The "Computer Software" account includes the direct costs incurred in developing computer software billed by the Company's investee Centro de Asistencia Telefónica, S.A. and the acquisition cost of software applications acquired from third parties. The balances of the two accounts are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed.

The "Audiovisual Rights" includes the amounts paid for film productions, and the account balance is amortized on the basis of the revenues generated by the related production. Amortization starts to be taken from immediately after the date on which the productions are premièred at a movie theater.

Also, this account includes the acquisition cost of television distribution rights. In this case, the rights are amortized by the declining-balance method based on the term of the rights under each contract.

Also, as of December 31, 2001, this account in the accompanying balance sheet included the cost of various long-term audiovisual and publicity rights, including both present rights and options to exercise rights in the future. These rights are amortized on the basis of the revenues generated by them.

c) Tangible fixed assets-

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Machinery	5
Installations	10
Decoders, keys and adapters	7
Computer hardware	5
Furniture and fixtures	10
Transport equipment	5

d) Long-term financial investments-

Holdings in investees and minority holdings in other companies are valued at the lower of acquisition cost or underlying book value of the holdings, adjusted by the amount of the possible unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

When the underlying book value of the holdings is negative, the Company records the difference between that value and the cost of the holdings net of provisions for diminution in value under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheets.

Since the Company is the head of a group, it is obliged under current legislation to prepare separate consolidated financial statements. The effect of consolidation, with respect to the accompanying individual financial statements, was to reduce reserves by approximately €2,426,000, and to increase the income for the year, assets and net sales by approximately €1,195,000, €582,076,000 and €327,361,000, respectively.

e) Treasury stock-

Treasury stock is valued at cost, which comprises the total amount paid for acquisition plus the related expenses, and the related valuation adjustments are charged to income if the market value is lower than acquisition cost.

Also, although the shares of treasury stock were not acquired for subsequent retirement (see Note 18), pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, if the underlying book value of the shares is lower than both their cost and their market value, the Company values the shares of treasury stock at their underlying book value and, accordingly, a provision is recorded with a charge to the "Reserve for Treasury Stock" caption.

f) Deferred charges-

This caption in the accompanying balance sheet as of December 31, 2001, includes the expenses incurred in acquiring television rights for consumption, which are allocated to income by the straight-line method on the basis of the term of the related contracts.

g) Inventories-

Inventories are valued at cost and relate mainly to program broadcasting rights.

The broadcasting rights are allocated to income as follows:

1. Film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing based on the Company's audience surveys. The percentages allocated to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: the cost of these rights is allocated to income on a straight-line basis in the various broadcasting slots.

4. Other rights: these rights, which relate basically to documentaries, in-house productions and program titles, are recorded as items consumed when they are acquired, regardless of the date of broadcast.

h) Guarantee deposits received-

The deposits received as guarantees for the analog decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

i) Classification of debt-

Debts maturing in under 12 months from year-end are classified by the Company as current liabilities and those maturing at over 12 months as long-term debt.

j) Corporate income tax-

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Controlling Company of the tax group.

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits.

As of December 31, 2001, the Company recorded a corporate income tax expense of approximately €2,628,000. Also, a provision for the corporate income tax expense is included under the "Corporate Income Tax" caption in the accompanying statement of operations in order to reduce the future tax charge.

The application of the consolidated tax regime led to the generation of certain tax receivables for the Group and to timing differences derived from variations in the provisions for the diminution in value of the holdings in companies in the consolidated tax group. The Company records the related amounts under the "Other Long-Term Loans" caption in the accompanying balance sheet as of December 31, 2001.

Also, the Company treated as a timing difference the tax effect of certain extraordinary revenues recorded in 2001 as a result of the application by the Company of the income reinvestment regime provided for in Law 43/1995. These timing differences are recorded as deferred tax liabilities under the "Other Long-Term Payables" caption in the accompanying balance sheet as of December 31, 2001.

k) Foreign currency transactions-

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the year-end exchange rates in the event of exchange losses, which are charged to income for the year.

l) Recognition of revenues and expenses-

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

l) Working capital-

As a result of the nature of the Company's business and of the investments made in the year ended December 31, 2001, its current liabilities exceed its current assets. The Company's directors consider that the revenues that the Company will generate in the future will be sufficient to enable it to settle its debts as they mature.

(5) START-UP EXPENSES

The transactions recorded in 2001 in the various start-up expense accounts are summarized as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/00	10,919	7,771	18,690
Amortization	(1,402)	(2,244)	(3,646)
Balance at 12/31/01	9,517	5,527	15,044

(6) INTANGIBLE ASSETS

The transactions recorded in 2001 in the various intangible asset accounts and the related accumulated amortization and provisions are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements	Balance at 12/31/01
Cost-				
Intellectual property	522	90	-	612
Computer software	21,378	3,625	-	25,003
Audiovisual rights	121,034	57,836	(13,198)	165,672
Total cost	**142,934**	**61,551**	**(13,198)**	**191,287**
Accumulated amortization-				
Intellectual property	281	89	-	370
Computer software	13,488	2,779	-	16,267
Audiovisual rights	49,218	14,147	-	63,365
Total accumulated amortization	62,987	17,015	-	80,002
Provisions	476	-	-	476

The main additions to the "Audiovisual Rights" caption relate to the recorded costs of various audiovisual and publicity rights contracts, the most significant item being the acquisition for €39,066,000, for joint exploitation, of 10% of the rights of Real Madrid Club de Fútbol that the latter and Caja Madrid had been exploiting, including the publicity rights of the club and its players, and Internet, merchandising and other rights. In addition to the agreement, there is a purchase option for the club and a sale option for Sogecable, S.A., maturing at medium term, on the total percentage of rights acquired. To guarantee the aforementioned sale option, the security provided by the club consisted of certain future revenues derived from the exploitation of various audiovisual and sporting rights.

Also, as of December 31, 2001, this caption includes certain advances paid to audiovisual rights suppliers which will be recovered at long term.

As indicated in Note 8, in 2001 Sogecable, S.A. and Real Madrid Club de Fútbol formed Real Madrid Multimedia, S.L. (initially called RM-SGC de Derechos Deportivos, S.L.), in which the club and the Company each have an ownership interest of 50%. Effective for accounting purposes July 1, 2001, this company was subrogated to Sogecable, S.A.'s position at that date in all the rights and obligations relating to the exploitation of certain audiovisual and publicity rights of Real Madrid Club de Fútbol from the 2001/2002 season through the 2010/2011 season. The Company retired from its accounts the assets relating to these rights, which as of June 30, 2001, it had recorded under the "Audiovisual Rights" caption in the balance sheet.

As of December 31, 2001, the Company had totally amortized intangible assets amounting to approximately €41,834,000.

(7) TANGIBLE FIXED ASSETS

The transactions recorded in 2001 in the various tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements and Transfers	Balance at 12/31/01
Cost-				
Machinery	26,823	708	-	27,531
Installations	12,937	70	-	13,007
Decoders, keys and adapters	142,177	-	(6,908)	135,269
Computer hardware	1,454	305	-	1,759
Furniture and fixtures	2,563	31	-	2,594
Transport equipment	299	-	(30)	269
Construction in progress	123	-	-	123
Total cost	186,376	1,114	(6,938)	180,552
Accumulated depreciation-				
Machinery	19,746	2,414	-	22,160
Installations	10,593	429	(11)	11,011
Decoders, keys and adapters	123,121	9,662	(6,653)	126,130
Computer hardware	420	279	-	699
Furniture and fixtures	1,530	153	12	1,695
Transport equipment	159	42	(30)	171
Total accumulated depreciation	155,569	12,979	(6,682)	161,866

The reductions in the cost and accumulated depreciation of decoders, keys and adapters relate to the cost and accumulated depreciation of items which were retired from the Company's fixed asset inventory due to sale or because their useful lives had expired.

In 2002 the Company plans to leave its main facilities and to relocate to the building that the Group company Servicios Técnicos de Sogecable, S.L. is building in Tres Cantos (Madrid). No material losses with an effect on these financial statements are expected to arise as a result of this move.

As of December 31, 2001, the Company had fully depreciated operating tangible fixed assets amounting to approximately €152,558,000.

As of December 31, 2001, the Company had adequately insured all its tangible fixed assets.

(8) LONG-TERM FINANCIAL INVESTMENTS

The transactions recorded in 2001 in the various long-term financial investment accounts are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements and Transfers	Balance at 12/31/01
Holdings in Group companies	435,943	54,015	(8,438)	481,520
Holdings in associated companies	32,715	81,956	-	114,671
Loans to Group companies	70,466	-	(3,005)	67,461
Loans to associated companies	2,345	34,488	-	36,833
Other long-term loans	75,400	19,727	-	95,127
Deposits and guarantees	453	74	-	527
Provisions	(295,295)	(58,866)	72	(354,089)

a) Direct holdings in Group and associated companies

The information on the Group and associated companies is presented in Exhibit 1 to these financial statements.

The main transactions carried out in 2001 were as follows:

- On April 17, 2001, the Shareholders' Meeting of Gestión de Derechos Audiovisuales y Deportivos, S.A. resolved to increase capital by approximately €23,333,000 through the issuance of 3,882,350 shares of €6.01 par value each, of which 99.9% were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by the same amount to offset prior years losses.

- On April 17, 2001, the Shareholders' Meeting of Compañía Independiente de Televisión, S.L. resolved to increase capital by approximately €8,360,000 (Ptas. 1,390,950,000) through the issuance of 55,638 new shares ("participaciones") of Ptas. 25,000 par value each, of which 99.9% were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by approximately €9,143,000 (Ptas. 1,521,250,000) to offset prior years' losses.

- On July 17, 2001, the Shareholders' Meeting of CanalSatélite Digital, S.L. resolved to increase capital by approximately €26,817,000 (Ptas. 4,462,000,000) through the issuance of 44,620 new shares of Ptas. 100,000 par value each, of which a holding of approximately €22,325,000 (Ptas. 3,714,600,000) corresponded to Sogecable, S.A.

- On June 29, 2001, Sogecable, S.A. sold a holding of 45% in Sogepaq, S.A. to StudioCanal, S.A., a company related to the Canal Plus S.A. (France) Group, for €47,250,000. Sogecable, S.A. retained a call option and StudioCanal, S.A. retained a put option on this holding, both of which expire at medium term. The exercise price for the options will be the market value, as determined by an independent appraiser, but the price may not be lower than the price of the transaction adjusted to present value. Until these options expire, the buyer may not make any further disbursements in the company. As of the date of these financial statements StudioCanal, S.A. had not expressed any intention as to the exercise of its option and the Company had not taken any decision as to whether or not to exercise its option.

- In July 2001, the Company paid €32,026,000 relating to its 60% holding in the capital stock of Canal+ Investments, Inc., a company resident in the U.S. which engages, directly or indirectly, in film production through a joint venture with Warner.

- On February 2, 2001, Sogecable, S.A. acquired a 3.19% holding in the capital stock of Canal + Technologies, S.A. for €49,725,000. Canal + Technologies, S.A., whose registered office is located in France, engages in the development, production and distribution of conditional access systems and interactive software for digital television, a technology used, inter alia, by the Sogecable Group.

- On April 5, 2001, Sogecable, S.A. and Real Madrid Club de Fútbol formed the equally owned company Real Madrid Multimedia S.L. (initially called RM-SGC de Derechos Deportivos, S.L.), with capital of €3,006. The corporate purpose of this company is the direct or indirect exploitation of the rights obtained from Real Madrid Club de Fútbol. The registered office of Real Madrid Multimedia S.L. is located in Madrid. Effective for accounting purposes July 1, 2001, this company was subrogated to Sogecable, S.A.'s position at that date in all the rights and obligations relating to the exploitation of certain audiovisual and publicity rights of Real Madrid Club de Fútbol from the 2001/2002 season through the 2010/2011 season.

- The Company included under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheet as of December 31, 2001, the following amounts relating to the difference between the underlying book value of its holdings in the aforementioned companies and the net cost of the provisions recorded for the diminution in value of these holdings.

	Thousands of Euros
Compañía Independiente de Televisión, S.L.	4,950
Plataforma Logística de Usuarios de Sogecable, S.L.	2,015
Compañía Independiente de Noticias de Televisión, S.L.	2,333
Real Madrid Multimedia, S.L.	3,208
	12,506

b) **Indirect holdings in Group and associated companies**

Thousands of Euros	Registered Office	% of Capital	Capital as of 12/31/01	Shareholders' Equity as of 12/31/01
Cinemania, S.L.	Gran Vía, 32, Madrid	90%	601	(2,552)
Sogecable Fútbol, S.L.	Gran Vía, 32, Madrid	99.99%	601	(5,721)
Sogecable Música, S.L. (*)	Gran Vía, 32, Madrid	50%	1,202	994
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	40%	64,278	42,349
Canal Estilo, S.L.	Gran Vía, 32, Madrid	100%	5	(230)
Fox Kids España, S.L. (*)	Gran Vía, 32, Madrid	50%	301	1,976
StudioCanal Spain, S.L. (*)	Gran Vía, 32, Madrid	26.95%	2,300	2,159

(*) Companies unaudited as of the date of these financial statements

The main transactions carried out in 2001 involving indirect holdings were as follows:

- On March 29, 2001, the Shareholders' Meeting of Cinemanía, S.L. resolved to increase capital by approximately €6,112,000 (Ptas. 1,016,980,000), through the issuance of 101,698 new shares of Ptas. 10,000 par value each. Also, at the same time the Shareholders' Meeting resolved to reduce capital by the same amount in order to offset prior years' losses.

- On April 17, 2001, the Shareholders' Meeting of Sogecable Fútbol, S.L. resolved to increase capital by approximately €7,992,000 (Ptas. 1,329,710,000), through the issuance of 132,971 new shares of Ptas. 10,000 par value each, and at the same time to reduce capital by the same amount in order to offset prior years' losses.

- On that same date, the Shareholders' Meeting of Canal Estilo, S.L. resolved to increase capital by approximately €1,143,000 (Ptas. 190,220,000), through the issuance of 19,022 new shares of Ptas. 10,000 par value each, and at the same time resolved to reduce capital by the same amount in order to offset prior years' losses.

- On December 20, 2001, the Shareholders' Meeting of Audiovisual Sport, S.L. resolved to increase capital by approximately €70,499,000 (Ptas. 11,730,000,000) through the offset of long-term loans from shareholders, relating to Gestión de Derechos Audiovisuales y Deportivos, S.A., amounting to approximately €28,199,000 (Ptas. 4,692,000,000). On that same date, the Shareholders' Meeting resolved to reduce capital by approximately €60,522,000 (Ptas. 10,070,000,000) in order to offset prior years' losses.

The Company's directors consider, on the basis of the renewals of the audiovisual rights of clubs already performed by the shareholders of Audiovisual Sport, S.L., the rights of first refusal and repurchase contributed to this company and the negotiations currently in progress, that this investee will be able to continue to operate subsequent to the 2002/2003 season, until which date it holds the broadcasting rights for the

Spanish Soccer League Championship and Knockout Cup (except for the final), under similar conditions to those under which it currently operates. In any case, the Company's directors consider that based on the foreseeable scenario for the exploitation of these soccer rights from the aforementioned season onwards, no incidents which could have a material effect on the Company's net worth will arise.

c) **Long-term loans to Group companies**

The "Long-Term Loans to Group Companies" caption includes the amounts totaling approximately €50,957,000 (Ptas. 8,478,557,000) advanced to Gestión de Derechos Audiovisuales y Deportivos, S.A.

Also, as of December 31, 2001, this caption included the participating loan granted by the Company to Sociedad General de Cine, S.A. amounting to approximately €9,015,000 (Ptas. 1,500,000,000). The interest earned by this loan has been established as a percentage of the future income of the company.

Additionally, this caption includes a long-term account receivable from Sogepaq, S.A. amounting to approximately €7,489,000 (Ptas. 1,246,012,000).

d) **Long-term loans to associated companies**

The "Long-Term Loans to Associated Companies" caption includes the loans amounting to approximately €16,506,000 granted as of December 31, 2001, to Audiovisual Sport, S.L. under a credit facility granted to this company totaling approximately €24,040,000 and earning interest at market rates. Also, as of December 31, 2001, there were other long-term assets of approximately €16,700,000 relating to this company. These long-term assets, for which certain provisions have been recorded, were recorded under the "Long-Term Financial Investments" caption.

Also, as of December 31, 2001, the "Long-Term Loans to Associated Companies" caption included the participating loan granted by the Company to Compañía Independiente de Noticias de Televisión, S.L. amounting to approximately €4,791,000.

Additionally, this caption includes a long-term account receivable from Real Madrid Multimedia, S.L. of approximately €15,535,000 relating to the amounts paid by Sogecable, S.A. as of December 31, 2001, for the account of the aforementioned company under the rights exploitation contracts to which Real Madrid Multimedia, S.L. was subrogated in both the rights and obligations (see paragraph a) above).

e) **Other long-term loans**

The variations in 2001 in the tax asset, prepaid tax and deferred tax accounts recorded by the Company as indicated in Note 4-j were as follows:

	Thousands of Euros		
	Balance at 12/31/00	Additions	Balance at 12/31/01
Tax assets	52,769	14,140	66,909
Prepaid taxes	22,631	5,587	28,218
Deferred taxes	-	14,093	14,093

(9) BALANCES AND TRANSACTIONS WITH GROUP AND ASSOCIATED COMPANIES

As of December 31, 2001, the balances of these captions in the accompanying balance sheet relate basically to the commercial transactions and loans at market interest rates between the Company and the Group and associated companies, and to the transfers of funds and the payments and collections made by these companies.

These accounts receivable and payable are classified as short term because the Company's directors consider that they will be offset within a period of 12 months as a result of the current-period transactions with Group and associated companies.

The "Receivable from Group Companies" caption as of December 31, 2001, includes various accounts receivable relating to commercial transactions, most notably those receivable from CanalSatélite Digital, S.L., amounting to approximately €41,529,000; Cinemanía, S.L., amounting to approximately €18,163,000; and Gestión de Derechos Audiovisuales y Deportivos, S.A., amounting to approximately €11,400,000.

The "Payable to Group Companies" caption as of December 31, 2001, includes various accounts payable, most notably those payable to Gestión de Derechos Audiovisuales y Deportivos, S.L., amounting to approximately €28,734,000, and to Sogecable Fútbol, S.L., amounting to approximately €11,432,000.

The detail of transactions with Group and associated companies in 2001 is as follows:

	Thousands of Euros		
	Services Provided	Purchases	Other Operating Expenses
Group companies	394,676	42,847	58,221
Associated companies	34,789	71,932	14,750
	429,465	**114,779**	**72,971**

(10) SUNDRY ACCOUNTS RECEIVABLE

The balance of this caption in the accompanying balance sheet as of December 31, 2001, includes mainly the advances paid to various suppliers for the acquisition of audiovisual rights.

(11) SHAREHOLDERS' EQUITY

The transactions recorded in equity accounts in 2001 are summarized as follows:

	Thousands of Euros						
	Capital Stock	Additional Paid-In Capital	Legal Reserve	Reserve for Treasury Stock	Voluntary Reserves	Prior Years' Income (Loss)	Income (Loss) for the Year
Balance at December 31, 2000	194,048	144,561	12,373	4,081	43,363	(33,268)	(11,834)
Transfer of reserves	-	-	-	970	(970)	-	-
Provision for treasury stock	-	-	-	(4,350)	-		
Allocation of 2000 loss	-	-	-	-	-	(11,834)	11,834
2001 income	-	-	-	-	-	-	1,603
Balance at December 31, 2001	194,048	144,561	12,373	701	42,393	(45,102)	1,603

Capital stock-

As of December 31, 2001, the capital stock of Sogecable, S.A. consisted of 97,023,753 fully subscribed and paid registered shares of €2 par value each.

The detail of the Company's shareholder structure and of the related percentages of ownership as of December 31, 2001, is as follows:

	Percentage of Ownership
Promotora de Informaciones, S.A.	21.27
Canal Plus, S.A. (France)	21.27
Other	57.46
	100.00

Additional paid-in capital-

Additional paid-in capital arose in 1999 when the Executive Committee of Sogecable, S.A., with the prior authorization of the Board of Directors (which in turn had previously been authorized by the Shareholders' Meeting), resolved to increase capital by €13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of €2 par value each.

The amount of the additional paid-in capital relating to the shares offered in the public offering for subscription of shares was established as the difference between the offer price and the par value of each share. On July 21, 1999, the Company was admitted to listing on the Spanish computerized trading system (continuous market).

The Spanish Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that

Reserve for treasury stock-

Article 79 of the revised Corporations Law states that if a company acquires its own shares or those of its Controlling Company, a restricted reserve must be recorded on the liability side of the balance sheet equal to the amount of the Company's own shares or those of the Controlling Company included in assets. This reserve must be maintained until the shares have been disposed of or retired.

As of December 31, 2001, the reserve for treasury stock amounted to € 701,000, which was the acquisition cost of the treasury stock held by the Company net of the valuation adjustments recorded at that date. The par value of the own shares held by the Company as of December 31, 2001, represents 0.2% of capital stock.

Also, as of December 31, 2001, although the shares of treasury stock were not acquired for subsequent retirement (see Note 18), and although the underlying book value of the shares was clearly lower than their year-end market value, pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, the Company valued the shares of treasury stock at their underlying book value at that date and, accordingly, a provision of €4,350,000 was recorded with a charge to the "Reserve for Treasury Stock" caption.

(12) GUARANTEE DEPOSITS RECEIVED

These captions in the accompanying balance sheet as of December 31, 2001, include the guarantee deposits received from subscribers to Canal Plus through January 18, 1998. Cancellations in 2001 amounted to €10,899,000. The balances of these captions as of December 31, 2001, amounted to €34,440,000.

As of December 31, 2001, the Company had recorded under the "Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in subsequent years based on prior years' experience.

(13) PAYABLE TO CREDIT ENTITIES

As of December 31, 2001, the Company had credit lines with a limit of €316,245,000 against which approximately €261,387,000 had been drawn. These credit lines bear interest at market rates. The unmatured accrued interest as of December 31, 2001, amounted to approximately €1,754,000.

The detail, by maturity, of the accounts payable to credit entities as of December 31, 2001, is as follows:

Maturity	Thousands of Euros
2002	146,565
2003	12,003
2004	86,573
2005	18,000
	263,141

The amount maturing in 2002 includes the balances drawn down against certain credit lines maturing at three years, although the related contracts provide for annual renewals. Accordingly, the Company recorded this amount under the "Current Liabilities – Payable to Credit Entities" caption in the accompanying balance sheet as of December 31, 2001.

As of December 31, 2001, the Company was guaranteeing various credit facilities arranged by certain Group companies with a total limit of €68,125,000, against which €61,028,000 had been drawn down.

Also, the Company is guaranteeing €13,875,000 of drawdowns against guarantee lines made by Gestión de Derechos Audiovisuales y Deportivos, S.A. as of December 31, 2001.

The Company and the other shareholders of Audiovisual Sport, S.L. are guaranteeing, in proportion to their percentages of ownership, the long-term credit and guarantee facilities arranged by the latter as of December 31, 2001, against which approximately €220,185,000 had been drawn down.

As of December 31, 2001, the Company and the other shareholders of Warner Lusomundo Sogecable Cines de España, S.A. were guaranteeing, in proportion to their percentages of ownership, this company's long-term debts to finance entities (bearing interest at market rates) with a limit of approximately €48,081,000, against which €33,147,000 had been drawn down.

(14) TAX MATTERS

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

In 1996 the Company started to file consolidated tax returns pursuant to Law 43/1995. Sogecable, S.A. is the Controlling Company of the tax group, of which the dependent companies as of December 31, 2001, were Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L., Sogecable Fútbol, S.L., Cable Antena, S.A., Canal Estilo, S.L., Servicios Técnicos de Sogecable, S.L. and Plataforma Logística de Usuarios de Sogecable, S.L.

The reconciliation of the income per books for 2001 to the taxable income for corporate income tax purposes is as follows:

	Thousands of Euros
Income for the year per books (before taxes)	8,672
Timing differences	(21,072)
Permanent differences	2,602
Tax base	(9,798)

The Company treated as a timing difference the tax effect of certain extraordinary revenues recorded in 2001, since it had availed itself of the income reinvestment tax benefit provided for in Law 43/1995. These timing differences are recorded as a deferred taxes liability under the "Other Long-Term Payables" caption in the accompanying balance sheet as of December 31, 2001.

Pursuant to current legislation, the consolidated tax group of which the Company is the Controlling Company has 15 years in which to offset its tax losses, the detail of which by year is as follows:

	Thousands of Euros
1997	5,829
1998	46,541
1999	49,714
2000	24,927
2001	39,373

The Company has the last four years open for review by the tax inspection authorities for all the taxes applicable to it. No additional material liabilities are expected to arise for the Company in the event of a tax audit.

(15) REVENUES AND EXPENSES

The breakdown of the Company's net ordinary sales in 2001 is as follows:

	Thousands of Euros
Subscribers	396,587
Advertising	32,139
Other	240,627
	669,353

The Company makes foreign-currency purchases for significant amounts which are not detailed because of their strategic importance to the Company.

Employees-

The average number of permanent employees in 2001, by category, was as follows:

	Average Number of Employees
Managers	33
Department heads	32
Other employees	910
	975

Under current labor regulations, the Company is required to make indemnity payments to employees terminated under certain conditions. Company management does not foresee any terminations making it necessary to record a provision in this connection.

Extraordinary revenues-

The balance of this account in the accompanying statement of operations for 2001 includes approximately €40,265,000 relating to the extraordinary revenue arising from the sale to StudioCanal, S.A. of a portion of the holding in Sogepaq, S.A. owned by Sogecable, S.A.

(16) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In 2001 the Company's directors earned compensation amounting to €2,437,000.

In accordance with the stock option plan involving Company shares described in Note 18, the Board members of Sogecable, S.A. hold options to acquire Company shares representing 0.048% of the par value of the capital stock.

The Company has not granted any advances or loans to its directors and it does not have any pension commitments to them.

(17) FUTURE COMMITMENTS

The Company has entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for the exploitation of publicity and sporting rights. These commitments cover the Company' programming needs in the related years.

As of December 31, 2001, the Company payment commitments and collection rights in various currencies, the net amount of which totaled approximately €879,836,000. The schedule of the net payments under these commitments is as follows:

Year	Thousands of Euros
2002	321,160
2003	173,414
2004	108,141
2005	93,452
2006	94,285
Subsequent years through 2008	89,384
	879,836

The obligation to pay the amounts agreed in the purchase agreements arises only if the suppliers fulfill all the contractually established terms and conditions.

(18) STOCK OPTION PLAN

On May 16, 2000, the Shareholders' Meeting resolved to establish a stock option plan for the Group's executive directors and executives. In order to cater for this stock option plan, in 2000 the Company acquired treasury stock representing 0.2% of the par value of capital stock. As of December 31, 2001, these shares were recorded in the Company's balance sheet at acquisition cost, adjusted to the underlying book value as of that date.

(19) LITIGATION AND CLAIMS IN PROGRESS

In January 2002 the Company was notified of the judgment handed down in relation to the claim filed against it by the rights management entities A.I.E. and A.I.S.G.E. for compensation for certain intellectual property rights. This judgment, which has been appealed by the Company, partially upholds the claim and establishes the entitlement of the plaintiffs to a fair one-time payment, which will be quantified, as established in the judgment, taking into account, inter alia, the agreements entered into by these entities with other television channels in the past, and not exclusively on the basis of the plaintiffs' official rates as the latter were seeking.

However, the judgment is not final because it has been appealed, and the Group's external and internal legal advisers consider that the appeal is very likely to succeed, in view of the absence of intellectual property legislation supporting the right being claimed by the management entities. There is more likelihood of the appeal being successful at a higher instance because the essential point in law is that the revised Intellectual Property Law is *ultra vires*, a question upon which the Supreme Court has already handed down decisions in relation to other aspects of the revised Law. In any case, the Group's external and internal legal advisers consider that no significant liabilities will arise from these claims and that, in any case, such liabilities would be limited to amounts equal to those agreed on by the plaintiffs in the past with other television channels.

Also, there are other lawsuits concerning intellectual property rights relating to the exploitation of soccer rights. The Company's directors consider that these lawsuits will not give rise to any significant liabilities

(20) STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are Sogecable, S.A.'s statements of changes in financial position for 2001 and 2000:

APPLICATION OF FUNDS	Thousands of Euros 2001	2000	SOURCE OF FUNDS	Thousands of Euros 2001	2000
Fixed asset additions:			Funds obtained from operations:		
			Income (Loss) for the year	1,603	(11,834)
Intangible assets	61,551	18,687	Add-		
Tangible fixed assets	1,114	3,030	Period depreciation and amortization	33,640	37,227
Long-term financial investments	185,818	30,418	Variation in fixed asset provisions	53,454	41,018
				88,697	66,411
Other provisions for contingencies and expenses	255	406	Other provisions for contingencies and expenses	1,180	440
Repayment of long-term debt	19,823	24,061	Long-term debt	57,949	34,836
			Fixed asset disposals or net retirements:		
			Intangible assets	13,198	2,525
			Tangible fixed assets	256	516
			Long-term financial investments	9,993	6,010
			Decrease in deferred charges	1,009	1,036
TOTAL FUNDS APPLIED	260,561	77,381	TOTAL FUNDS OBTAINED	172,279	111,774
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	-	34,393	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	96,282	-

VARIATION IN WORKING CAPITAL	Thousands of Euros 2001 Increase	2001 Decrease	2000 Increase	2000 Decrease
Inventories	33,642	-	24,301	-
Accounts receivable	4,708	-	68,211	-
Short-term financial investments	83	-	227	-
Cash	-	821	-	242
Accrual accounts	-	5,266	9,260	-
Trade accounts payable	-	20,327	-	61,221
Other accounts payable	-	108,301	-	6,143
TOTAL	38,433	134,715	101,999	67,606
VARIATION IN WORKING CAPITAL	-	96,282	34,393	-

(21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I

Group Companies

INVESTEE	ADDRESS	LINE OF BUSINESS	Thousands of Euros: NET BOOK VALUE	% OF OWNERSHIP	CAPITAL	RESERVES	INCOME (LOSS)
ntro de Asistencia Telefónica, S.A.	Gran Vía, 32 - MADRID	Services	2,037	99.70%	2,043	693	1,211
stión de Derechos Audiovisuales y Deportivos, S.A.	Gran Vía, 32 - MADRID	Distribution of sporting rights	8,580	99.99%	19,232	10	(10,666)
gpaq, S.A.	Gran Vía, 32 - MADRID	Management and distribution of audiovisual rights	4,620	54.99%	18,030	(2,506)	(1,515)
nalSatélite Digital, S.L.	Gran Vía, 32 - MADRID	Television services	134,093	83.25%	220,893	(42,291)	(26,136)
iedad General de Cine, S.A.	Gran Vía, 32 - MADRID	Production and management of audiovisual rights	6,010	99.99%	6,010	4,136	2,657
mpañía Independiente de Televisión, S.L.	Gran Vía, 32 - MADRID	Management and exploitation of audiovisual rights	-	99.99%	601	-	(5,542)
gecable Fútbol, S.L.	Gran Vía, 32 - MADRID	Operation of thematic channels	1	0.01%	601	-	(6,322)
ble Antena, S.A.	Gran Vía, 32 - MADRID	Operation of thematic channels	6,611	99.99%	1,953	696	1,990
rvicios Técnicos de Sogecable, S.L.(*)	Gran Vía, 32 - MADRID	Television services	13,216	99.99%	12,621	(33)	(3)
ataforma Logística de Usuarios de Sogecable, S.L.	Gran Vía, 32 - MADRID	Internet services providers	-	99.99%	1,000	(31)	(2,984)

Associated Companies

INVESTEE	ADDRESS	LINE OF BUSINESS	Thousands of Euros: NET BOOK VALUE	% OF OWNERSHIP	CAPITAL	RESERVES	INCOME (LOSS)
Varner Lusomundo Cines de España, S.A.	Azalea, 1 - ALCOBENDAS	Screening of films	9,650	33.33%	29,360	751	46
Compañía Independiente de Noticias de Televisión, S.L.(*)	Pablo Ruiz Picasso, s/n - MADRID	[illegible]	-	50.00%	1,442	(5,511)	(598)
Canal + Investments, Inc.(*)	Beverly Hills, California, USA	Film production	23,438	60.00%	81,701	(18,753)	(13,803)
Canal Club de Distribución de Ocio y Cultura, S.A.(*)	Gran Vía, 32 - MADRID	Catalog sales	756	25.03%	3,907	(1,097)	167
Varner Sogefilms, A.I.E.	Marcelo Spínola, 8 - MADRID	[illegible]	30	50.00%	60	-	-
eal Madrid Multimedia, S.L.(*)	Concha Espina, 1-MADRID	[illegible]	-	50.00%	3	-	(6,419)
.C. Cablevisión Canarias, S.L.(*)	Alcalde Mandillo Tejera, 8 - STA CRUZ DE TENERIFE	Television services	81	10.00%	1,234	(1,146)	(4)
Canal + Technologies, S.A.(*)	Place Raoul Dautry, 34-PARIS	[illegible]	49,021	3.19%	170,261 (**)		

(*) Companies not audited at the date of preparation of these financial statements.
(**) Shareholders' equity.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

2001 MANAGEMENT REPORT

SUBMITTED BY THE BOARD OF DIRECTORS OF SOGECABLE, S.A.

FOR APPROVAL BY THE SHAREHOLDERS' MEETING

To the Shareholders:

Pursuant to Article 202 of the Spanish Corporations Law, the Board of Directors of Sogecable, S.A. is honored to present and submit for the approval of the Shareholders' Meeting the management report for 2001.

Business performance and situation of the Company

As of December 31, 2001, Canal+ had 1,871,000 subscribers, which is an increase of over 113,000 with respect to the previous year, maintaining this channel as the undisputed leader among the premium pay television channels in Spain.

58% of all subscribers to Canal + receive broadcasts through Canal Satélite Digital while the remaining 42% have the analog version. The number of subscribers to Canal + Digital at year-end was 1,084,000 and it was the channel chosen by 88.1% of the subscribers to Canal Satélite Digital.

In 2001 programming continued along the same lines as in previous years, with strong emphasis placed on sports and films, and the offering featured first-run films and series of the main international distributors, placing emphasis on support to Spanish and amateur cinema. Also, a major role continued to be played by high-quality, varied sports programming including the Spanish National Professional Soccer League, the UEFA Champions League, the Spanish National Basketball League and other national and international sporting events.

Also, 2001 saw the consolidation of in-house productions such as "El Día Después", "La Semana del Guiñol", "El Club de la Comedia", and "Generación +", which were reinforced by documentaries, special programs and coproductions such as "Laberinto del Tibet", "Mundos Perdidos", "Amazonía", and "Noches Temáticas", and the programming was rounded off with concerts by top class singers from the current music scene.

Additionally, Canal + Digital's range of products now notably includes the multiplexed "Canal +...30" channel which enables subscribers to view Canal + programming with a 30 minute time-lag.

Noteworthy as regards investments is the agreement reached on the joint exploitation of 10% of certain rights of Real Madrid Club de Fútbol, including publicity rights for the club and its players, merchandising and Internet rights, etc. Also, in 2001 investment in Spanish film productions continued and the film "Los Otros", a resounding box-office success in Spain and abroad, was released.

Outlook

The Company will foreseeably maintain and achieve sustained growth in its subscriber base, either directly or through the inclusion of its programming in that of Canal Satélite Digital.

To this end, the Company will continue to strive towards continuous improvement and the enrichment and diversification of its programming and content.

Acquisitions of and transactions involving treasury stock

In 2001 the Controlling Company did not acquire any shares of treasury stock and did not carry out any transactions involving treasury stock.

ANDERSEN

Sogecable, S.A. and Dependent Companies (Consolidated Group)

2001 Consolidated Financial Statements
and 2001 Consolidated Management Report
Together with Auditors' Report

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the Shareholders of
Sogecable, S.A.:

1. We have audited the consolidated financial statements of SOGECABLE, S.A. and Dependent Companies (CONSOLIDATED GROUP) comprising the consolidated balance sheet as of December 31, 2001, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the Controlling Company's directors present, in addition to the 2001 figures for each item in the consolidated balance sheet and consolidated statement of operations, the figures for 2000. Our opinion refers only to the 2001 consolidated financial statements. Our auditors' report dated March 14, 2001, on the 2000 consolidated financial statements contained an unqualified opinion.

3. The Controlling Company recorded an extraordinary gain of €40.3 million as a result of the transaction relating to Sogepaq, S.A. described in Note 11 and reported to the Comisión Nacional del Mercado de Valores ("CNMV"). The agreement on the basis of which this transaction was formalized includes a call option for the Controlling Company and a put option for the third party, which are both binding on the other party. The possible exercise of the aforementioned options in the future and the circumstances in which they might be exercised may give rise to effects that are not possible to determine at the date of this report.

4. In our opinion, except for the effects of any adjustment which might be required if the final outcome of the uncertainty described in the paragraph 3 above were known, the 2001 consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Sogecable, S.A. and Dependent Companies as of December 31, 2001, and of the results of their operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying consolidated management report for 2001 contains the explanations which the Controlling Company's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated companies.

ARTHUR ANDERSEN

Juan José Roque

March 25, 2002

SOGECABLE, S.A.

AND DEPENDENT COMPANIES

(CONSOLIDATED GROUP)

2001 CONSOLIDATED FINANCIAL STATEMENTS

AND 2001 CONSOLIDATED MANAGEMENT REPORT

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Thousands of Euros)

ASSETS	2001	2000	SHAREHOLDERS' EQUITY AND LIABILITIES	2001	2000
THER NONCURRENT ASSETS:			SHAREHOLDERS' EQUITY:		
ies	39,357	57,536	Capital stock	194,048	194,048
ts-	259,206	233,879	Additional paid-in capital	144,561	144,561
perty	1,957	5,234	Other reserves	7,939	23,707
rare	42,138	30,136	Legal reserve	12,373	12,373
d sports broadcasting rights	453,890	380,316	Reserves for shares of the Controlling Company	701	4,081
e assets	57	57	Voluntary reserves	42,393	43,363
	(476)	(476)	Reserves at consolidated companies	(2,426)	(2,842)
mortization	(238,360)	(176,388)	Prior years' losses	(45,107)	(33,268)
assets-	269,100	266,743	Income (Loss) for the year-	2,798	(11,418)
lures	10,907	11,442	Consolidated income (loss)	(2,640)	(14,708)
allations and tools	79,902	76,259	Income attributed to minority interests	5,438	3,290
and adapters	492,606	456,520	Total shareholders' equity	349,346	350,898
ware	22,693	21,665			
fixed assets	46,010	9,487			
	(19,611)	(7,295)	MINORITY INTERESTS	31,634	24,921
epreciation	(363,407)	(301,335)			
ncial investments-	417,476	328,856			
mpanies carried by the equity method	49,632	14,506	DEFERRED REVENUES	23,510	59,692
n financial investments	51,653	268			
ivables from multigroup companies	36,060	31,423			
n loans	305,784	304,659	PROVISIONS FOR CONTINGENCIES AND EXPENSES	9,869	5,528
l deposits	939	1,063			
	(28,612)	(23,263)			
Controlling Company	701	4,081	LONG-TERM DEBT:		
nsolidation-	3,606	6,045	Long-term guarantee deposits received	23,392	35,329
solidated by the global integration method	3,410	5,456	Long-term payables to credit entities	363,661	373,299
ried by the equity method	196	583	Other accounts payable	66,406	47,610
l fixed and other noncurrent assets	989,446	902,140	Total long-term debt	453,409	456,238
HARGES	69,393	67,284			
SSETS:			CURRENT LIABILITIES:		
	164,876	142,008	Short-term guarantee deposits received	11,122	10,054
ivable-	285,866	284,659	Payable to credit entities	258,472	104,166
ivables for sales and other receivables	128,643	114,350	Trade accounts payable	333,226	336,453
m multigroup companies	31,584	28,355	Payable to multigroup companies	22,790	23,818
s receivable	101,165	119,301	Other nontrade payables	35,596	33,420
m public authorities	27,350	24,907	Accrual accounts	53,696	76,895
	(2,896)	(2,254)	Total current liabilities	719,902	584,806
nancial investments	2,792	30,439			
	6,317	7,064			
nts	49,030	48,489			
Total current assets	509,831	512,659	TOTAL SHAREHOLDERS' EQUITY		
TOTAL ASSETS	1,587,670	1,482,083	AND LIABILITIES	1,587,670	1,482,083

The accompanying Notes 1 to 20 are an integral part of the consolidated balance sheet as of December 31, 2001.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(Thousands of Euros)

ASSETS	2001	2000	SHAREHOLDERS' EQUITY AND LIABILITIES	2001	2000
FIXED AND OTHER NONCURRENT ASSETS:			SHAREHOLDERS' EQUITY:		
Start-up expenses	39,357	57,536	Capital stock	194,048	194,048
Intangible assets-	259,206	233,879	Additional paid-in capital	144,561	144,561
Intellectual property	1,957	5,234	Other reserves	7,939	23,707
Computer software	42,138	30,136	Legal reserve	12,373	12,373
Audiovisual and sports broadcasting rights	453,893	380,316	Reserves for shares of the Controlling Company	701	4,081
Other intangible assets	57	57	Voluntary reserves	42,393	43,363
Provisions	(476)	(476)	Reserves at consolidated companies	(2,426)	(2,842)
Accumulated amortization	(238,360)	(176,388)	Prior years' losses	(45,102)	(33,268)
Tangible fixed assets-	269,100	266,743	Income (Loss) for the year-	2,798	(11,418)
Land and structures	10,907	11,442	Consolidated income (loss)	(2,640)	(14,708)
Machinery, installations and tools	79,902	76,259	Income attributed to minority interests	5,438	3,290
Decoders, keys and adapters	492,606	456,520	Total shareholders' equity	349,346	350,896
Computer hardware	22,693	21,665			
Other tangible fixed assets	46,010	9,487			
Provisions	(19,611)	(7,295)	MINORITY INTERESTS	31,634	24,921
Accumulated depreciation	(363,407)	(301,335)			
Long-term financial investments-	417,476	328,856			
Holdings in companies carried by the equity method	49,632	14,506	DEFERRED REVENUES	23,510	59,692
Other long-term financial investments	51,653	268			
Long-term receivables from multigroup companies	38,060	31,423			
Other long-term loans	335,784	304,659	PROVISIONS FOR CONTINGENCIES AND EXPENSES	9,869	5,528
Guarantees and deposits	939	1,063			
Provisions	(28,612)	(23,263)			
Shares of the Controlling Company	701	4,081	LONG-TERM DEBT:		
Goodwill in consolidation-	3,605	6,045	Long-term guarantee deposits received	23,342	35,329
Companies consolidated by the global integration method	3,410	5,456	Long-term payables to credit entities	363,661	373,299
Companies carried by the equity method	196	589	Other accounts payable	66,406	47,610
Total fixed and other noncurrent assets	989,446	902,140	Total long-term debt	453,409	456,238
DEFERRED CHARGES	69,393	67,284			
CURRENT ASSETS:			CURRENT LIABILITIES:		
Inventories	164,870	142,008	Short-term guarantee deposits received	11,122	10,054
Accounts receivable-	285,866	284,659	Payable to credit entities	258,472	104,166
Customer receivables for sales and other receivables	128,643	134,350	Trade accounts payable	338,226	336,453
Receivable from multigroup companies	31,584	28,355	Payable to multigroup companies	22,790	23,818
Other accounts receivable	101,165	119,301	Other nontrade payables	35,596	33,420
Receivable from public authorities	27,351	24,907	Accrual accounts	53,696	76,895
Provisions	(2,896)	(2,254)	Total current liabilities	719,902	584,806
Short-term financial investments	2,792	30,439			
Cash	6,317	7,064			
Accrual accounts	49,030	48,489			
Total current assets	509,831	512,659			
TOTAL ASSETS	1,587,670	1,482,083	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,587,670	1,482,083

The accompanying Notes 1 to 20 are an integral part of the consolidated balance sheet as of December 31, 2001.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND DEPENDENT COMPANIES

2001 AND 2000 CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2001	2000	CREDIT	2001	2000
EXPENSES:			**REVENUES:**		
Purchases	489,607	421,125	Net sales	996,714	876,832
Personnel expenses-			Other operating revenues	6,359	12,117
Wages and salaries	72,983	65,667			
Employee welfare expenses	23,558	20,771			
Period depreciation and amortization	150,305	115,336			
Other operating expenses	260,889	264,760			
Operating income	**5,721**	**3,290**			
Financial expenses	30,889	22,419	Gain on short-term financial investments	2,781	4,153
Exchange losses	4,658	13,716	Exchange gains	5,394	15,301
			Financial loss	**27,372**	**16,681**
Share in losses of companies carried by the equity method	30,011	38,333	Share in income of companies carried by the equity method	801	657
Amortization of goodwill	2,439	2,664			
			Loss on ordinary activities	**53,300**	**53,731**
Extraordinary expenses	14,488	9,897	Extraordinary revenues	44,242	21,077
Extraordinary income	**29,754**	**11,180**			
			Consolidated loss before taxes	**23,546**	**42,551**
Corporate income tax	(20,906)	(27,843)			
			Consolidated loss for the year	**2,640**	**14,708**
Income attributed to minority interests	(5,438)	(3,290)			
Income attributed to the Controlling Company	**2,798**	-	**Loss attributed to the Controlling Company**	-	**11,418**

The accompanying Notes 1 to 20 are an integral part of the consolidated statement of operations for 2001.

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND DEPENDENT COMPANIES

NOTES TO 2001 CONSOLIDATED FINANCIAL STATEMENTS

(1) BRIEF DESCRIPTION OF THE GROUP

Sogecable, S.A. was incorporated on April 12, 1989. At that time its corporate purpose was the indirect management of the Public Television Service.

To this end it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, and was awarded a concession for the indirect management of the Public Television Service, pursuant to a Council of Ministers resolution dated August 25, 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A., by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested renewal of the concession on October 25, 1999. By a resolution of the Council of Ministers on March 10, 2001, this concession was renewed for a period of ten years.

In January 1997, CanalSatélite Digital, S.L., commenced its activity as an operator of multichannel satellite digital television. Its programming was comprised of several in-house production thematic channels and several externally produced channels.

The Sogecable Group produces or co-produces several thematic channels for distribution and sale by satellite and through cable TV networks.

In addition to its pay television activities, the Group engages in film production and distribution by managing movie theater, video and television and screening room film rights. Since 2000 the Group has also produced and managed the Internet portal Plus.es.

(2) DEPENDENT AND ASSOCIATED COMPANIES

The consolidated financial statements were obtained from the individual financial statements of Sogecable, S.A. and of the dependent companies.

The consolidated dependent companies are listed in *Exhibit 1*.

The wholly-owned investees of Sociedad General de Cine, S.A., namely Sociedad General de Televisión, S.A. and Iberoamericana de Derechos Audiovisuales, S.A. and Cinepaq, S.A., were dissolved without liquidation on January 2, 1997, and February 7, 1997, respectively. The assets and liabilities of all three companies were transferred to Sociedad General de Cine, S.A.

The 1997 and 1996 financial statements of Sociedad General de Cine, S.A. contain the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

Also, in 1998 the Shareholders' Meetings of Sogepaq Internacional, S.A. and Sogepaq Distribución, S.A. resolved to dissolve these companies without liquidation, with global assignment of their assets and liabilities to their sole shareholders, Sogepaq, S.A. and Sogecable, S.A., respectively.

The 1998 and 1997 financial statements of Sogecable, S.A. and Sogepaq, S.A. contain the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

(3) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view-

The accompanying consolidated financial statements for 2001, which were obtained from the companies' individual financial statements, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Consolidated Group.

The 2001 consolidated financial statements and the 2001 individual financial statements of the consolidated companies, once they have been prepared by each company's directors, will be submitted for approval by the respective Shareholders' or Partners' Meetings, and it is considered that they will be approved without any changes. The 2000 financial statements were approved by the respective Shareholders' or Partners' Meetings by the legally stipulated deadline.

b) Comparative information-

The consolidated financial statements for 2000 were expressed in thousands of pesetas. The amounts relating to that year included in the 2001 consolidated financial statements were translated to euros pursuant to Law 46/1998 on the Introduction of the Euro.

c) Consolidation principles-

The companies in which Sogecable, S.A. has a direct or indirect ownership interest of 50% or more and in which it exercises effective control over their management were consolidated by the global integration method. The equity method was used for companies in which the Controlling Company has an ownership interest of between 20% and 50% and does not exercise effective control over the management of the dependent companies.

All material accounts and transactions between the companies consolidated by the global integration method were eliminated in consolidation.

The equity of third parties in the net worth and results of the companies consolidated by the global integration method is presented under the "Minority Interests" and "Loss Attributed to Minority Interests" captions in the accompanying consolidated balance sheets and consolidated statements of operations, respectively.

d) Variations in the consolidated Group-

On April 5, 2001, Sogecable, S.A. and Real Madrid Club de Fútbol incorporated the equally owned company, Real Madrid Multimedia S.L. (initially called RM-SGC de Derechos Deportivos, S.L.), with capital stock of €3,006. The corporate purpose of this company is the direct or indirect exploitation of the rights obtained from Real Madrid Club de Fútbol. Its registered office is located in Madrid. As indicated in paragraph c) above, this company was included in the consolidated Group by the equity method.

(4) VALUATION STANDARDS

The main valuation methods applied in preparing the accompanying consolidated financial statements for 2001 were as follows:

a) Goodwill in consolidation-

The goodwill in consolidation represents the positive difference at the date of first-time consolidation between the book value of the Controlling Company's holdings in the capital of the dependent companies and the value of the proportion of the dependent companies' equity attributable to such holdings, net, where appropriate, of asset revaluations or liability reductions.

The accompanying consolidated balance sheet as of December 31, 2001, includes the goodwill arising from the acquisition by Sociedad General de Cine, S.A. of Sociedad General de Televisión, S.A., Iberoamericana de Derechos Audiovisuales,

S.A. and Cinepaq, S.A. It also includes the goodwill arising from the acquisition by Sogecable, S.A. of its holding in Warner Lusomundo Cines de España, S.A. and from the acquisition by Sogecable, S.A. of a 2.5% holding in CanalSatélite Digital, S.L., and the acquisition by CanalSatelite Digital, S.A., of Cable Antena, S.A. It also includes the goodwill arising from Sogecable, S.A.'s holding in Servicios Técnicos de Sogecable, S.L.

Goodwill is amortized on a straight-line basis over five years, since this is the period in which it is considered that the companies acquired will contribute to the obtainment of income by the Group.

b) *Start-up expenses-*

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

The incorporation and capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed and registration and other necessary expenses, are amortized on a straight-line basis at an annual rate of 20%.

The preopening expenses include all the expenses incurred in the start-up of the coded broadcasts using digital technology through CanalSatélite Digital, S.L., and certain direct costs incurred in attracting subscribers and other costs incurred in the launch of products and services. These expenses are amortized on a straight-line basis at an annual rate of 20%.

This caption also includes the costs incurred in developing new thematic television channels, which are amortized on the basis of the foreseeable number of subscribers to these channels over the subscription term.

c) *Intangible assets-*

The balance of this caption is made up as follow:

- "Audiovisual Rights" which includes:

  * *Advances for audiovisual productions-* The balance of this account relates to the amounts advanced by Sogepaq, S.A. to producers to make films, series and other audiovisual productions.

  * *Audiovisual productions-* The balance of this account relates to the costs incurred in making and acquiring audiovisual productions (series and feature films) and in the acquisition, where appropriate, certain rights to screen these productions by Sociedad General de Cine, S.A.

The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at movie theaters, or from the date on which the definitive copy is obtained, in the case of television productions. From January 1, 2000, a residual value of film productions released since November 1997 was calculated as the lower of the present value of the future revenues in the second commercial cycle (ten years) or 15% of the cost of the film.

* *Screening rights and negatives-* The negatives are the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized by the declining balance method over the term of the rights (ten

The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at movie theaters, or from the date on which the definitive copy is obtained, in the case of television productions. From January 1, 2000, a residual value of film productions released since November 1997 was calculated as the lower of the present value of the future revenues in the second commercial cycle (ten years) or 15% of the cost of the film.

* *Screening rights and negatives-* The negatives are the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized by the declining-balance method over the term of the rights (ten years in the case of negatives).

* *Other rights-* These rights relate basically to advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A., CanalSatélite Digital, S.L. and Sogecable, S.A. for the acquisition of certain audiovisual rights and for the exploitation of the publicity rights owned by sporting clubs and corporations, and for television and audiovisual rights relating to the Spanish First and Second Division League Championships and the Spanish Soccer Knockout Cup (except for the final) under the pay-per-view system from the 1998/1999 season through the 2002/2003 season. These latter rights are currently assigned to Audiovisual Sport, S.L. under a usufruct arrangement.

  In 2001, 2000 and 1999, CanalSatélite Digital, S.L. entered into certain agreements with various operators in order to use, over several different periods, these audiovisual rights, subject to compliance with certain contractual obligations. Accordingly, the Group allocates on a straight-line basis both the income obtained from the transfer of these rights, and the costs of in-house operation thereof. The revenues not yet allocated at the end of the period are included under the "Deferred Revenues" and "Accrual Accounts" captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, depending on whether they are allocated at short or long term.

  Also, as of December 31, 2001, this caption in the accompanying consolidated balance sheet included the cost of various long-term audiovisual and publicity rights (including both the cost of rights currently being exercised and the cost of the options to exercise these rights in the future). These rights are amortized on the basis of the revenues generated thereby.

- The "Intellectual Property" account reflects the amounts paid to acquire the right to use or to register certain trademarks.

- The "Computer Software" account includes the direct costs incurred in developing computer software and the acquisition cost of software applications acquired from third parties.

  The latter two accounts are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed or when it is acquired.

d) Tangible fixed assets-

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Machinery, installations and tools	5-10
Analog decoders, keys and adapters	7
Digital decoders	7
Computer hardware	4-5
Furniture and fixtures	10
Other tangible fixed assets	4-5

e) Long-term financial investments-

Holdings in nonconsolidated companies are valued at the lower of acquisition cost or underlying book value of the holdings.

Loans to investees are recorded at the lower of the amount delivered or market value.

The "Other Long-Term Loans" caption includes, inter alia, the tax assets and prepaid taxes arising from the losses incurred by certain companies in recent years, amounting to € 299,023,000, which the companies will offset against the income earned by them in future years.

f) Shares of the Controlling Company-

Treasury stock is valued at cost, comprising the total amount paid for acquisition plus the related expenses. The related valuation adjustments are expensed currently if the market value is lower than acquisition cost.

Additionally, although the shares of treasury stock were not acquired in order to be subsequently retired (Note 18), if the underlying book value of these shares is lower than their acquisition cost and market value, the Company values them at their underlying book value, in accordance with the ruling published in Issue 48 (December 2001) of the Official Gazette of the Spanish Accounting and Audit Institute (B.O.I.C.A.C.). Consequently, the Company records a provision against the reserve recorded for treasury stock.

g) Deferred charges-

This caption includes, inter alia, the costs arising from the arrangement of a syndicated loan obtained by CanalSatélite Digital, S.L., which are allocated to income by the interest method, and the pluriannual expenses incurred in the installation of communal reception equipment, which are allocated to income on a straight-line basis over a maximum period of ten years.

Also, since 2000, given the new competitive market conditions, the direct costs incurred to attract new subscribers for CanalSatélite, after deducting the analog revenues arising from the connection processes, are recorded in the statement of operations on a straight-line basis over seven years, the estimated average subscription period.

h) Inventories-

Inventories are valued at cost and relate mainly to program broadcasting rights.

Sogecable, S.A.'s broadcasting rights are allocated to income as follows:

1. Third-party film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing based on the Company's audience surveys. The percentages allocated to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: the cost of these rights is allocated to income on a straight-line basis in the various broadcasting slots.

4. Other rights: these rights, which relate basically to documentaries, in-house productions and program titles, are recorded as amortization when they are acquired, regardless of the date of broadcast.

i) Guarantee deposits received-

The deposits received as guarantees for the analog decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

j) Classification of debt-

Debts maturing in under 12 months from year-end are classified by the Companies as current liabilities and those maturing at over 12 months as long-term debt.

k) Corporate income tax

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Controlling Company of the tax group which, as of December 31, 2001, included the following companies: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L. Sogecable Fútbol, S.L., Cable Antena, S.A., Canal Estilo, S.L., Servicios Técnicos de Sogecable, S.L. and Plataforma Logística de Usuarios de Sogecable, S.L.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax expense or revenue is obtained from the tax bases of the consolidated tax group of which Sogecable, S.A. is the Controlling Company and by aggregating the tax bases of the companies consolidated by the global integration method that do not form part of the consolidated tax group.

In general, only the prepaid taxes relating to timing differences arising from the elimination of value adjustments to holdings in companies in the consolidated tax group are recorded.

The tax assets earned are calculated by considering the provisions to the allowance for diminution in value of the companies not included in the consolidated tax group as permanent differences since they do not have any tax effect in subsequent years.

Additionally, the Group companies considered as timing differences the tax effect of certain extraordinary revenues recorded for accounting purposes in 2001 and qualifying for the extraordinary income reinvestment regime provided for by Law 43/1995. These timing differences are recorded as deferred tax liabilities under the "Other Long-Term Debt" caption in the accompanying consolidated balance sheet as of December 31, 2001.

As of December 31, 2001, the Consolidated Group recorded revenues for corporate income tax amounting to € 25,347,000, as a result of the tax losses incurred in the year, that are expected to be recovered through the income earned in future years. Also, a provision for prepayment of the corporate income tax expense is included under the "Corporate Income Tax" caption in the accompanying consolidated statement of operations in order to reduce the future tax charge.

l) *Foreign currency transactions-*

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the rate ruling on that date if there are exchange losses, which are recorded in the statement of operations for the year.

m) Recognition of revenues and expenses-

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

n) Working capital-

As a result of the nature of the business activities of the Controlling Company and of its dependent companies, and the investments made in the year ended December 31, 2001, current liabilities exceeded current assets. In order to fully understand the evolution of the Company's working capital it must be taken into account that as of December 31, 2001, the balance of the "Accrual Accounts" caption on the liability side of the accompanying balance sheet was € 53,696,000, and that this amount does not relate to accounts payable at short term, but rather to deferred revenues which will be allocated to income in 2001.

Also, the revenues generated in the future by the Controlling Company and by its dependent companies are expected to be sufficient to enable them to settle their debts by the related due dates.

(5) START-UP EXPENSES

The transactions recorded in 2001 in the various start-up expense accounts are summarized as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/00	47,216	10,320	57,536
Additions	278	521	799
Amortization	(15,732)	(3,246)	(18,978)
Balance at 12/31/01	31,762	7,595	39,357

(6) INTANGIBLE ASSETS

The transactions recorded in 2001 in the various intangible asset accounts and the related accumulated amortization and provisions are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements and Additions	Balance at 12/31/01
Cost-				
Intellectual property	5,234	127	(3,404)	1,957
Computer software	30,136	8,643	3,359	42,138
Audiovisual and sporting rights	380,316	110,543	(36,969)	453,890
Other intangible assets	57	-	-	57
Total cost	415,743	119,313	(37,014)	498,042
Accumulated amortization-				
Intellectual property	1,605	332	(423)	1,514
Computer software	17,783	5,180	375	23,338
Audiovisual and sporting rights	156,976	56,485	15	213,476
Other intangible assets	24	2	6	32
Total accumulated amortization	176,388	61,999	(27)	238,360
Provisions	476	-	-	476

The additions to the "Audiovisual and Sporting Rights" caption in 2001 relate mainly to the investments made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film and audiovisual productions amounting to € 45,148,000.

The other additions relate mainly to the amounts recorded by Sogecable, S.A as a result of the acquisition for €39,066,000, for joint exploitation, of 10% of the rights of Real Madrid Club de Fútbol that the latter and Caja Madrid had been exploiting, including the publicity rights of the club and its players and the Internet, merchandising and other rights. In addition to the agreement, there is a purchase option for the club and a sale option for Sogecable, S.A., expiring at medium term, on the total percentage of rights acquired. To guarantee the aforementioned sale option, the security provided by the club consisted of certain future revenues derived from the exploitation of various audiovisual and sporting rights.

Also, this caption includes the audiovisual rights acquired by CanelSatélite Digital, S.L. of certain television channels and advances paid to suppliers of rights which will be recovered at long term.

The net book value of the retirements recorded under the "Audiovisual and Sporting Rights" caption in 2001 were due mainly to the transfer to the "Inventories" caption in the accompanying consolidated balance sheet of the audiovisual rights acquired by CanalSatélite Digital, S.L. that are classifiable as short-term rights.

In 2001 Sogecable, S.A. and Real Madrid Club de Fútbol formed Real Madrid Multimedia, S.L. (initially called RM-SGC de Derechos Deportivos, S.L.), in which the club and the Company each have an ownership interest of 50%. Effective for accounting purposes July 1, 2001, this company was subrogated to Sogecable, S.A.'s position at that date in all the rights and obligations relating to the exploitation of certain audiovisual and publicity rights of Real Madrid Club de Fútbol from the 2001/2002 season through the 2010/2011 season. The Company retired from its accounts the assets relating to these rights, which as of June 30, 2001, it had recorded under the "Audiovisual Rights" caption in the accompanying balance sheet.

(7) TANGIBLE FIXED ASSETS

The transactions recorded in 2001 in the various tangible fixed asset accounts and the related accumulated depreciation and provisions are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements and Additions	Balance at 12/31/01
Cost-				
Land and structures	11,442	430	(965)	10,907
Machinery, installations and tools	76,259	3,715	(72)	79,902
Decoders, keys and adapters	456,520	42,994	(6,908)	492,606
Computer hardware	21,665	1,164	(136)	22,693
Other tangible fixed assets	9,487	36,612	(89)	46,010
Total cost	575,373	84,915	(8,170)	652,118
Accumulated amortization-				
Structures	255	7	(262)	-
Machinery, installations and tools	48,337	9,248	(81)	57,504
Decoders, keys and adapters	237,797	56,420	(6,653)	287,564
Computer hardware	12,713	3,256	(139)	15,830
Other tangible fixed assets	2,233	397	(121)	2,509
Total accumulated amortization	301,335	68,328	(7,256)	363,407
Provisions	7,295	12,316	-	19,611

The additions to the cost and accumulated depreciation of the decoders, keys and adapters as of December 31, 2001, relate mainly to the purchases of digital decoders by CanalSatélite Digital, S.L. The retirements from this account in 2001 relate to the cost and accumulated depreciation of analog decoders, keys and adapters retired from the accounts and sold by Sogecable, S.A.

Also, the main additions in 2001 to the "Other Fixed Assets" caption relate to investments in the construction of a building in Tres Cantos (Madrid), as well as in technical installations and machinery required to provide television services in it, which at the date of preparation of these consolidated financial statements were in progress. In 2002 most Sogecable Group companies plan to leave their main facilities and to relocate to this building. No material losses with an effect on these consolidated financial statements are expected to arise as a result of this move.

As of December 31, 2001, CanalSatélite Digital, S.L. recorded a provision of €6,227,000 for the value of the current conditional access cards, since it has developed a new generation which will replace them in the first half of 2002.

As of December 31, 2001, the Group had adequately insured its tangible fixed assets.

(8) LONG-TERM FINANCIAL INVESTMENTS

The transactions recorded in 2001 in the various long-term financial investment accounts are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements	Balance at 12/31/01
Holdings in companies carried by the equity method	14,506	35,355	(209)	49,652
Other financial investments	268	51,385	-	51,653
Long-term receivables from Multigroup companies	31,423	35,062	(28,425)	38,060
Other long-term loans	304,859	63,803	(62,878)	305,784
Guarantees and deposits	1,063	177	(301)	939
Provisions	(23,263)	(5,349)	-	(28,612)
	328,856	180,433	(91,813)	417,476

The detail of the "Holdings in Companies Carried by the Equity Method" caption as of December 31, 2001 is as follows:

	Thousands of Euros	%
Audiovisual Sport, S.L.	9,126	40,00
Warner Lusomundo Sogecable Cines de España, S.A.	7,748	33,33
Compañia Independiente de Noticias de Televisión, S.L.	-	50,00
Sogecable Música, S.L.	497	50,00
Canal+ Investments, Inc.	29,488	60,00
Fox Kids España, S.L.	988	50,00
Canal Club de Distribución de Ocio y Cultura, S.A.	747	25,00
StudioCanal Spain, S.L.	1,058	49,00
Real Madrid Multimedia, S.L.	-	50,00
	49,652	

The Controlling Company's directors consider, on the basis of the renewals of the audiovisual rights of clubs already performed by the shareholders of Audiovisual Sport, S.L., the rights of first refusal and repurchase contributed to this company and the negotiations currently in progress, that this investee will be able to continue to operate subsequent to the 2002/2003 season, until which date it holds the broadcasting rights for the Spanish Soccer League Championship and Knockout Cup (except for the final), under similar conditions to those under which it currently operates. In any case, the Controlling Company's directors consider that based on the foreseeable scenario for the exploitation of these soccer rights from the aforementioned season onwards, no incidents which could have a material effect on the Group's net worth will arise.

As of December 31, 2001, the Group had ownership interests of 50% in Compañía Independiente de Noticias de Televisión, S.L. and Real Madrid Multimedia, SL. The negative net value of these holdings carried by the equity method, which amounts to €2,334,000 and €3,208,000 respectively, is included under the "Provisions for Contingencies and Expenses" caption in the accompanying consolidated balance sheet at that date.

As of December 31, 2001, the holding that Sogecable, S.A. acquired from Canal+ Technologies, S.A. for €49,725,000 relating to 3.19% of this company's capital stock was recorded under the "Other Financial Investments" caption. The registered office of Canal + Technologies, S.A. is in France and it engages in the development, production and distribution of the conditional access systems and of interactive software for digital television, a technology used, inter alia, by the Sogecable Group.

The balance of the "Long-Term Receivables from Multigroup Companies" caption as of December 31, 2001, includes various long-term loans to associated companies, and their detail is as follows:

	Thousands of Euros
Audiovisual Sport, S.L.	17,403
Compañía Independiente de Noticias de Televisión, S.L.	4,791
Sogecable Música, S.L.	331
Real Madrid Multimedia, S.L.	15,535
	38,060

In 2001, Sogecable, S.A. granted to Audiovisual Sport, S.L. various loans totaling approximately €16,506,000 under a credit line contract entered into with this company for a total amount of approximately €24,040,000 at market interest rates. Also, as of December 31, 2001, the "Long-Term Financial Investments" caption included other long-term assets relating to this company for approximately €16,700,000, for which certain provisions were recorded.

Also, a long-term account receivable from Real Madrid Multimedia, S.L. for €15,535,000 relates to the amounts paid as of December 31, 2001, by Sogecable, S.A. for the account of this company under the Real Madrid Club de Fútbol rights exploitation contracts, of which Sogecable, S.A. was the holder and to which Real Madrid

Multimedia, S.L. was subrogated in both the rights and the obligations, effective for accounting purposes July 1, 2001.

The balance of the "Other Long-Term Loans" caption as of December 31, 2001, includes, inter alia, the Group's various tax assets and timing differences arising from variations in provisions for diminution in value of investment securities portfolios of companies included in the consolidated tax group, totaling approximately €299,023,000. Also, as indicated in Note 4-k relating to these tax assets, the Group recorded timing differences as deferred taxes for approximately €65,484,000 under the "Other Long-Term Debt" caption in the accompanying consolidated balance sheet as of December 31, 2001.

The variations in tax asset, prepaid tax and deferred tax accounts in 2001 were as follows:

	Thousands of Euros		
	Balance at 12/31/00	Additions	Balance at 12/31/01
Tax assets	206,428	49,954	256,382
Prepaid taxes	33,766	8,875	42,641
Deferred taxes	32,996	32,488	65,484

Also, the collection rights arising from several agreements for the assignment of audiovisual rights to satellite and cable TV operators for approximately €6,761,000, maturing at over 12 months were recorded under the "Long-Term Loans" caption as of December 31, 2001.

(9) OTHER ACCOUNTS RECEIVABLE

The balance of this caption as of December 31, 2001, includes the advances paid to trade creditors, particularly for audiovisual rights, and fixed asset suppliers.

(10) SHAREHOLDERS' EQUITY

The transactions recorded in equity accounts in 2001 are summarized as follows:

	Thousands of Euros							
	Capital Stock	Additional Paid in Capital	Legal Reserve	Reserve for Treasury Stock	Voluntary Reserves	Reserves of Consolidated Companies	Prior Years' Losses	Income (Loss) for the Year
Balance at December 31, 2000	194,048	144,561	12,373	4,081	43,363	(2,842)	(33,268)	(11,418)
Allocation of 2000 loss	-	-	-	-	-	416	(11,834)	11,418
Transfer of reserves	-	-	-	970	(970)	-	-	-
Provision for treasury stock	-	-	-	(4,350)	-	-	-	-
2001 income	-	-	-	-	-	-	-	2,798
Balance at December 31, 2001	194,048	144,561	12,373	701	42,393	(2,426)	(45,102)	2,798

Capital stock-

As of December 31, 2001, the capital stock of Sogecable, S.A. consisted of 97,023,753 fully subscribed and paid registered shares of €2 par value each.

The detail of the Controlling Company's shareholder structure and of the related percentages of ownership as of December 31, 2001, is as follows:

	Percentage of Ownership
Promotora de Informaciones, S.A.	21,27
Canal Plus S.A. (France)	21,27
Other	57,46
	100,00

Additional paid-in capital-

Additional paid-in capital arose in 1999 when the Executive Committee of Sogecable, S.A., previously authorized by the Board of Directors, resolved to increase capital by €13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of €2 par value each. The amount of the additional paid-in capital relating to the shares offered in the public offering for subscription of shares was established as the difference between the offer price and the par value of each share. On July 21, 1999, the Company was admitted to listing on the Spanish computerized trading system (continuous market).

The Spanish Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock-

Article 79 of the revised Corporations Law states that if a company acquires its own shares or those of its Controlling Company, a restricted reserve will be recorded on the liability side of the balance sheet equal to the amount of the Company's own shares or those of the Controlling Company included in the assets. This reserve will be maintained until the shares have been disposed of or retired.

As of December 31, 2001, the reserve for treasury stock amounted to € 701,000, relating to the acquisition cost of the treasury stock held by the Company net of the valuation adjustments recorded at that date. The par value of the own shares held by the Company as of December 31, 2001, represents 0.2% of capital stock.

Also, as of December 31, 2001, although the shares of treasury stock were not acquired for subsequent retirement (see Note 18), and although the underlying book value of the shares was clearly lower than their year-end market value, pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, the Company valued the shares of treasury stock at their underlying book value and, accordingly, a provision of €4,350,000 was recorded with a charge to the "Reserve for Treasury Stock" caption.

Reserves of consolidated companies-

The detail, by company, of the "Reserves at Consolidated Companies" caption as of December 31, 2001, is as follows:

64

	Thousands of Euros
Reserves at companies consolidated by the global integration method:	
Sogecable, S.A.	294,671
Centro de Asistencia Telefónica, S.A.	6,941
Gestión de Derechos Audiovisuales y Deportivos, S.A.	34,720
CanalSatélite Digital, S.L.	(222,289)
Sociedad General de Cine, S.A.	2,366
Sogepaq, S.A.	(2,222)
Compañía Independiente de Televisión, S. L.	7,993
Cable Antena, S.A.	1,525
Cinemanía, S.L.	(13,580)
Sogecable Fútbol, S.L.	(16,166)
Canal Estilo, S.L.	(2,068)
Servicios Técnicos de Sogecable, S.L.	(27)
Plataforma Logística de Usuarios de Sogecable, S.L.	(31)
	91,833
Reserves at companies carried by the equity method:	
Audiovisual Sport, S.L.	(74,829)
Warner Lusomundo Sogecable Cines de España, S.A.	(627)
Sogecable Música, S.L.	(193)
Compañía Independiente de Noticias de Televisión, S.L.	(2,756)
Canal + Investments, Inc.	(11,251)
Fox Kids España, S.L.	181
Canal Club de Distribución de Ocio y Cultura, S.A.	(4,919)
StudioCanal Spain, S.L.	135
	(94,259)
	(2,426)

Distribution of the Controlling Company's income -

The Controlling Company's directors propose the following distribution of income in 2001:

	Thousands of Euros
To legal reserve	160
To voluntary reserves	1,443
	1,603

(11) MINORITY INTERESTS

This caption in the accompanying consolidated balance sheet as of December 31, 2001, includes the equity of minority interests in the companies consolidated by the global integration method. The balances of this caption relate substantially in full to the minority interests of CanalSatélite Digital, S.L., Cinemanía, S.L. and Sogepaq, S.A.

The transactions recorded in 2001 under the "Minority Interests" caption are summarized as follows:

	Thousands of Euros
Balance at December 31, 2000	**24,921**
Sale of holdings	7,045
Capital increases	5,106
Share in 2001 income	(5,438)
Balance at December 31, 2001	**31,634**

On June 29, 2001, Sogecable, S.A. sold a holding of 45% in Sogepaq, S.A. to StudioCanal, S.A., a company related to the Canal Plus, S.A. (France) Group. Sogecable, S.A. retained a call option and StudioCanal, S.A. retained a put option on this holding, both of which expire at medium term. The exercise price for the options will be the market value, as determined by an independent appraiser, although it cannot be lower than the price of the transaction adjusted to present value. Until these options expire, the buyer will not make further disbursements in the company. As of the date of these financial statements StudioCanal, S.A. had not expressed any intention as to the exercise of its option and Sogecable, S.A. had not taken any decision as to the exercise of its option.

(12) GUARANTEE DEPOSITS RECEIVED

This caption in the accompanying consolidated balance sheet as of December 31, 2001, includes mainly the guarantee deposits received from subscribers to Canal Plus through January 18, 1998. Cancellations in 2001 amounted to € 10,899,000. The balance of this caption as of December 31, 2001, amounted to € 34,464,000.

As of December 31, 2001, the Company had recorded under the "Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in subsequent years based on prior years' experience.

(13) PAYABLE TO CREDIT ENTITIES

As of December 31, 2001, the Group had credit lines with various finance entities with a limit of € 679,912,000 against which approximately € 622,133,000 had been drawn. These credit lines, which bear interest at market rates, mature as follows:

Year	Thousands of Euros
2002	258,472
2003	102,420
2004	173,707
2005	62,941
Through 2010	24,593
	622,133

The total amount maturing in 2002 includes the balances drawn down of certain credit lines maturing at three years, although annual extensions are stipulated in the contracts, and, accordingly, they were recorded under the "Short-Term Payables to Credit Entities" caption in the accompanying consolidated balance sheet as of December 31, 2001.

On February 2, 1998, CanalSatélite Digital, S.L. arranged a syndicated loan of approximately €360,607,000 (Ptas. 60,000,000,000) maturing at seven years and bearing interest at market rates, of which as of December 31, 2001, € 275,384,000 had been drawn down. As of December 31, 2001, this company had satisfactorily met the obligations envisaged in this contract.

Also, Sogecable, S.A. and the other shareholders of Audiovisual Sport, S.L. were guaranteeing, in proportion to their percentage of ownership, the long-term credit facilities and guarantees, granted to the latter company as of December 31, 2001, of which approximately €220,185,000 had been drawn down.

Also, as of December 31, 2001, the Controlling Company and the other shareholders of Warner Lusomundo Sogecable Cines de España, S.A. were guaranteeing, in proportion to their percentages of ownership, this company's long-term debts to finance entities (bearing interest at market rates) for a limit of approximately €48,081,000, of which €33,147,000 had been drawn down.

(14) TAX MATTERS

Current corporate income tax regulations provide certain tax incentives to encourage new investments. The Group Companies have availed themselves of the tax benefits provided by these regulations, amounting to approximately € 231,000, and can deduct the following amounts from their future corporate income tax charges, if any:

	Thousands of Euros		
Year	Film Productions	New Fixed Assets	Other Tax Credits
1996	1,125	13	115
1997	-	-	215
2001	4,875	-	-
	6,000	13	330

The reconciliation of the loss per books for 2001 to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros
Consolidated loss for the year per books, before taxes	(23,546)
Timing and permanent differences	(113.206)
Tax loss	**(136,752)**

The timing differences arose basically as a result of the elimination of valuation adjustments to holdings in companies in the consolidated tax group, the adjustment to tax methods of the imputation in the result per books of the sale of soccer rights sublicenses under a pay-per-view system, and other revenues recorded for accounting purposes in 2001, the Group having availed itself of the income reinvestment regime provided for in Law 43/1995. The timing differences which arise in the last two cases are recorded as deferred taxes under the "Other Long-Term Debt" caption in the accompanying consolidated balance sheet as of December 31, 2001.

The detail of the tax losses available for carryforward at the consolidated Group companies, by the year in which they were generated, is as follows:

Year	Thousands of Euros
1993	7
1994	398
1995	448
1996	2,523
1997	131,337
1998	206,789
1999	112,610
2000	119,334
2001	136,752
	710,198

The Group Companies have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. No additional material liabilities are expected to arise for the Companies as a result of inspection of the open years.

(15) REVENUES AND EXPENSES

The detail, by line of business, of the Consolidated Group's net sales is as follows:

	Thousands of Euros
Subscribers	748,412
Advertising	39,362
Other	208,940
	996,714

The detail of the transactions with associated companies is as follows:

	Thousands of Euros
Revenues-	
Advertising	39,206
Other	6,389
	45,595
Expenses-	
Purchases	121,533
Other operating expenses	23,393
	144,926

The Group makes foreign-currency purchases for significant amounts which are not detailed because of their strategic importance to the Group.

Employees-

The average number of permanent employees in 2001, by category, was as follows:

	Average Number of Employees
Managers	69
Department heads	213
Other employees	1,393
	1,675

Centro de Asistencia Telefónica, S.A. hires temporary employees to operate a help line and fulfillment service on an as-needed basis The average number of temporary employees hired for these services in 2001 was 1,193.

Under current labor regulations, the Group is required to make indemnity payments to employees terminated under certain conditions. Management of the Companies does not foresee any terminations making it necessary to record a provision in this connection.

Extraordinary revenues-

The balance of this account in the accompanying consolidated statement of operations for 2001 includes approximately €40,265,000 relating to the extraordinary revenue arising from the sale to StudioCanal, S.A. of part of the holding which the Group owned in Sogepaq, S.A.

Income (Loss) by company-

The detail of the contribution of each consolidated company to the 2001 results is as follows:

67

	Thousands of Euros		
	Total Income (Loss)	Income (Loss) Attributed to Minority Interests	Income (Loss) Attributed to the Group
Sogecable, S.A.	1,603	-	1,603
Centro de Asistencia Telefónica, S.A.	1,211	-	1,211
Gestión de Derechos Audiovisuales y Deportivos, S.A.	(10,666)	-	(10,666)
CanalSatélite Digital, S.A.	(26,136)	4,378	(21,758)
Sociedad General de Cine, S.A.	2,657	-	2,657
Sogepaq, S.A.	(1,515)	745	(770)
Cable Antena, S.A.	1,960	-	1,960
Compañía Independiente de Televisión, S.L.	(5,542)	-	(5,542)
Cinemanía, S.L.	(3,153)	315	(2,838)
Sogecable Fútbol, S.L.	(6,322)	-	(6,322)
Canal Estilo, S.L.	(236)	-	(236)
Plataforma Logística de Usuarios de Sogecable, S.L.	(2,984)	-	(2,984)
Servicios Técnicos de Sogecable, S.L.	(3)	-	(3)
Associated companies:			
Audiovisual Sport, S.L.	(18,012)	-	(18,012)
Warner Lusomundo Cines de España, S.A.	15	-	15
Compañía Independiente de Noticias de Televisión, S.L.	(299)	-	(299)
Sogecable Música, S.L.	89	-	89
Canal + Investments, Inc.	(8,282)	-	(8,282)
Fox Kids España, S.L.	655	-	655
Canal Club de Distribución de Ocio y Cultura, S.A.	42	-	42
Studio Canal Spain, S.L.	(209)	-	(209)
Real Madrid Multimedia, S.L.	(3,210)	-	(3,210)
Consolidation adjustments	75,697	-	75,697
TOTAL	(2,640)	5,438	2,798

(16) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In 2001 the Company's directors earned € 2,437,000 of compensation.

In accordance with the stock options plan involving shares of the Controlling Company described in Note 18, the Board members of Sogecable, S.A. have options to acquire shares of the aforementioned company representing 0.048% of the par value of the capital stock.

The Company has granted no advances, or loans to its directors and does not have any pension commitments to them.

(17) FUTURE COMMITMENTS

The Company and its Group have entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for publicity and sporting rights. These commitments guarantee coverage of the Group Companies' programming needs in the related years.

As of December 31, 2001, the Controlling Company and its Group had euros and foreign currency payment and collection commitments net amounting to approximately € 1,782,230,000. The net amounts arising under these commitments are payable as follows:

Year	Thousands of Euros
2002	493,523
2003	324,968
2004	226,616
2005	222,321
2006	237,327
Subsequent years up to 2008	277,475
	1,782,230

The obligation to pay the amounts agreed in the purchase agreements are solely dependent on the suppliers' fulfilling the contractually established terms and conditions.

(18) STOCK OPTIONS PLAN

On May 16, 2000, the Shareholders Meeting of Sogecable, S.A. resolved to establish a stock options plan for the Group's executive directors and managers. In order to cater for this stock options plan, in 2000 the Company acquired treasury stock representing 0.2% of the par value of capital stock. As of December 31, 2001, these shares were recorded in the Company's balance sheet at acquisition cost, adjusted to the underlying book value at that date.

(19) LITIGATION AND CLAIMS IN PROGRESS

As of December 31, 2001, approximately €6,166,000 were recorded under the "Customer Receivables for Sales and Other Receivables" caption for the amounts owed to the Company by Real Club Deportivo de La Coruña, S.A.D. prior to June 2001 under the contract for the exploitation of publicity and merchandising rights entered into on August 8, 1997. On June 8, 2001 Gestión de Derechos Audiovisuales y Deportivos, S.A. initiated proceedings at the La Coruña court of first instance to terminate this contract with effect from the season which commenced on July 1, 2001, and subsequent seasons, and claimed the aforementioned amounts owed and damages for Real Club Deportivo de La Coruña, S.A.D.'s repeated nonperformance of the contract. The Group's directors consider, based on the opinion of their external and internal legal advisers, that this claim will be decided in favor of the Group. Additionally, Gestión de Derechos Audiovisuales y Deportivos, S.A. has paid advances of €2,831,000 to the club for the 2001/2002 and 2002/2003 seasons, which it is expected will be recovered once the contract has been definitively terminated.

In January 2002 the Controlling Company was notified of the judgment handed down in relation to the claim filed against it by the rights management entities A.I.E. and A.I.S.G.E. for compensation for certain intellectual property rights. CanalSatélite Digital, S.L. was also sued by the same entities in the same connection and the proceedings are at the evidential phase. Described briefly, the judgment partially upholds the claim and establishes the entitlement of the plaintiffs to a fair one-time payment, which will be quantified, as established in the judgment, taking into account, inter alia, the agreements entered into by these entities with other television channels in the past, and not exclusively on the basis of the plaintiffs' official rates as the latter were seeking.

However, the judgment is not final because it has been appealed, and the Group's external and internal legal advisers consider that the appeal is very likely to succeed in view of the absence of intellectual property legislation supporting the right being claimed by the management entities. There is more likelihood of the appeal being successful at a higher instance because the essential point in law is that the revised Intellectual Property Law is *ultra vires*, a question upon which the Supreme Court has already handed down decisions in relation to other aspects of the revised Law. In any case, the Group's external and internal legal advisers consider that no significant liabilities will arise from these claims and that, in any case, such liabilities would be limited to amounts equal to those agreed on by the plaintiffs in the past with other television channels.

Also, the Controlling Company and one of its dependent companies are involved in other lawsuits concerning intellectual property rights relating to the exploitation of soccer rights. The Company's directors consider that these lawsuits will not give rise to any significant liabilities.

(20) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

S.A. and Cinepaq, S.A. It also includes the goodwill arising from the acquisition by Sogecable, S.A. of its holding in Warner Lusomundo Cines de España, S.A. and from the acquisition by Sogecable, S.A. of a 2.5% holding in CanalSatélite Digital, S.L., and the acquisition by CanalSatelite Digital, S.A., of Cable Antena, S.A. It also includes the goodwill arising from Sogecable, S.A.'s holding in Servicios Técnicos de Sogecable, S.L.

Goodwill is amortized on a straight-line basis over five years, since this is the period in which it is considered that the companies acquired will contribute to the obtainment of income by the Group.

b) *Start-up expenses-*

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

The incorporation and capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed and registration and other necessary expenses, are amortized on a straight-line basis at an annual rate of 20%.

The preopening expenses include all the expenses incurred in the start-up of the coded broadcasts using digital technology through CanalSatélite Digital, S.L., and certain direct costs incurred in attracting subscribers and other costs incurred in the launch of products and services. These expenses are amortized on a straight-line basis at an annual rate of 20%.

This caption also includes the costs incurred in developing new thematic television channels, which are amortized on the basis of the foreseeable number of subscribers to these channels over the subscription term.

c) *Intangible assets-*

The balance of this caption is made up as follow:

- "Audiovisual Rights" which includes:

  * *Advances for audiovisual productions-* The balance of this account relates to the amounts advanced by Sogepaq, S.A. to producers to make films, series and other audiovisual productions.

  * *Audiovisual productions-* The balance of this account relates to the costs incurred in making and acquiring audiovisual productions (series and feature films) and in the acquisition, where appropriate, certain rights to screen these productions by Sociedad General de Cine, S.A.

m) Recognition of revenues and expenses-

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

n) Working capital-

As a result of the nature of the business activities of the Controlling Company and of its dependent companies, and the investments made in the year ended December 31, 2001, current liabilities exceeded current assets. In order to fully understand the evolution of the Company's working capital it must be taken into account that as of December 31, 2001, the balance of the "Accrual Accounts" caption on the liability side of the accompanying balance sheet was € 53,696,000, and that this amount does not relate to accounts payable at short term, but rather to deferred revenues which will be allocated to income in 2001.

Also, the revenues generated in the future by the Controlling Company and by its dependent companies are expected to be sufficient to enable them to settle their debts by the related due dates.

(5) START-UP EXPENSES

The transactions recorded in 2001 in the various start-up expense accounts are summarized as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/00	47,216	10,320	57,536
Additions	278	521	799
Amortization	(15,732)	(3,246)	(18,978)
Balance at 12/31/01	31,762	7,595	39,357

The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at movie theaters, or from the date on which the definitive copy is obtained, in the case of television productions. From January 1, 2000, a residual value of film productions released since November 1997 was calculated as the lower of the present value of the future revenues in the second commercial cycle (ten years) or 15% of the cost of the film.

* *Screening rights and negatives*- The negatives are the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized by the declining-balance method over the term of the rights (ten years in the case of negatives).

* *Other rights*- These rights relate basically to advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A., CanalSatélite Digital, S.L. and Sogecable, S.A. for the acquisition of certain audiovisual rights and for the exploitation of the publicity rights owned by sporting clubs and corporations, and for television and audiovisual rights relating to the Spanish First and Second Division League Championships and the Spanish Soccer Knockout Cup (except for the final) under the pay-per-view system from the 1998/1999 season through the 2002/2003 season. These latter rights are currently assigned to Audiovisual Sport, S.L. under a usufruct arrangement.

  In 2001, 2000 and 1999, CanalSatélite Digital, S.L. entered into certain agreements with various operators in order to use, over several different periods, these audiovisual rights, subject to compliance with certain contractual obligations. Accordingly, the Group allocates on a straight-line basis both the income obtained from the transfer of these rights, and the costs of in-house operation thereof. The revenues not yet allocated at the end of the period are included under the "Deferred Revenues" and "Accrual Accounts" captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, depending on whether they are allocated at short or long term.

  Also, as of December 31, 2001, this caption in the accompanying consolidated balance sheet included the cost of various long-term audiovisual and publicity rights (including both the cost of rights currently being exercised and the cost of the options to exercise these rights in the future). These rights are amortized on the basis of the revenues generated thereby.

- The "Intellectual Property" account reflects the amounts paid to acquire the right to use or to register certain trademarks.

- The "Computer Software" account includes the direct costs incurred in developing computer software and the acquisition cost of software applications acquired from third parties.

  The latter two accounts are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed or when it is acquired.

d) *Tangible fixed assets-*

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Machinery, installations and tools	5-10
Analog decoders, keys and adapters	7
Digital decoders	7
Computer hardware	4-5
Furniture and fixtures	10
Other tangible fixed assets	4-5

e) *Long-term financial investments-*

Holdings in nonconsolidated companies are valued at the lower of acquisition cost or underlying book value of the holdings.

Loans to investees are recorded at the lower of the amount delivered or market value.

The "Other Long-Term Loans" caption includes, inter alia, the tax assets and prepaid taxes arising from the losses incurred by certain companies in recent years, amounting to € 299,023,000, which the companies will offset against the income earned by them in future years.

f) Shares of the Controlling Company-

Treasury stock is valued at cost, comprising the total amount paid for acquisition plus the related expenses. The related valuation adjustments are expensed currently if the market value is lower than acquisition cost.

Additionally, although the shares of treasury stock were not acquired in order to be subsequently retired (Note 18), if the underlying book value of these shares is lower than their acquisition cost and market value, the Company values them at their underlying book value, in accordance with the ruling published in Issue 48 (December 2001) of the Official Gazette of the Spanish Accounting and Audit Institute (B.O.I.C.A.C.). Consequently, the Company records a provision against the reserve recorded for treasury stock.

g) Deferred charges-

This caption includes, inter alia, the costs arising from the arrangement of a syndicated loan obtained by CanalSatélite Digital, S.L., which are allocated to income by the interest method, and the pluriannual expenses incurred in the installation of communal reception equipment, which are allocated to income on a straight-line basis over a maximum period of ten years.

Also, since 2000, given the new competitive market conditions, the direct costs incurred to attract new subscribers for CanalSatélite, after deducting the analog revenues arising from the connection processes, are recorded in the statement of operations on a straight-line basis over seven years, the estimated average subscription period.

h) Inventories-

Inventories are valued at cost and relate mainly to program broadcasting rights.

Sogecable, S.A.'s broadcasting rights are allocated to income as follows:

1. Third-party film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing based on the Company's audience surveys. The percentages allocated to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: the cost of these rights is allocated to income on a straight-line basis in the various broadcasting slots.

4. Other rights: these rights, which relate basically to documentaries, in-house productions and program titles, are recorded as amortization when they are acquired, regardless of the date of broadcast.

i) Guarantee deposits received-

The deposits received as guarantees for the analog decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

j) Classification of debt-

Debts maturing in under 12 months from year-end are classified by the Companies as current liabilities and those maturing at over 12 months as long-term debt.

k) Corporate income tax

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Controlling Company of the tax group which, as of December 31, 2001, included the following companies: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L. Sogecable Fútbol, S.L., Cable Antena, S.A., Canal Estilo, S.L., Servicios Técnicos de Sogecable, S.L. and Plataforma Logística de Usuarios de Sogecable, S.L.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax expense or revenue is obtained from the tax bases of the consolidated tax group of which Sogecable, S.A. is the Controlling Company and by aggregating the tax bases of the companies consolidated by the global integration method that do not form part of the consolidated tax group.

In general, only the prepaid taxes relating to timing differences arising from the elimination of value adjustments to holdings in companies in the consolidated tax group are recorded.

The tax assets earned are calculated by considering the provisions to the allowance for diminution in value of the companies not included in the consolidated tax group as permanent differences since they do not have any tax effect in subsequent years.

Additionally, the Group companies considered as timing differences the tax effect of certain extraordinary revenues recorded for accounting purposes in 2001 and qualifying for the extraordinary income reinvestment regime provided for by Law 43/1995. These timing differences are recorded as deferred tax liabilities under the "Other Long-Term Debt" caption in the accompanying consolidated balance sheet as of December 31, 2001.

As of December 31, 2001, the Consolidated Group recorded revenues for corporate income tax amounting to € 25,347,000, as a result of the tax losses incurred in the year, that are expected to be recovered through the income earned in future years. Also, a provision for prepayment of the corporate income tax expense is included under the "Corporate Income Tax" caption in the accompanying consolidated statement of operations in order to reduce the future tax charge.

l) Foreign currency transactions-

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the rate ruling on that date if there are exchange losses, which are recorded in the statement of operations for the year.

(6) INTANGIBLE ASSETS

The transactions recorded in 2001 in the various intangible asset accounts and the related accumulated amortization and provisions are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements and Additions	Balance at 12/31/01
Cost-				
Intellectual property	5,234	127	(3,404)	1,957
Computer software	30,136	8,643	3,359	42,138
Audiovisual and sporting rights	380,316	110,543	(36,969)	453,890
Other intangible assets	57	-	-	57
Total cost	**415,743**	**119,313**	**(37,014)**	**498,042**
Accumulated amortization-				
Intellectual property	1,605	332	(423)	1,514
Computer software	17,783	5,180	375	23,338
Audiovisual and sporting rights	156,976	56,485	15	213,476
Other intangible assets	24	2	6	32
Total accumulated amortization	**176,388**	**61,999**	**(27)**	**238,360**
Provisions	476	-	-	476

The additions to the "Audiovisual and Sporting Rights" caption in 2001 relate mainly to the investments made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film and audiovisual productions amounting to € 45,148,000.

The other additions relate mainly to the amounts recorded by Sogecable, S.A as a result of the acquisition for €39,066,000, for joint exploitation, of 10% of the rights of Real Madrid Club de Fútbol that the latter and Caja Madrid had been exploiting, including the publicity rights of the club and its players and the Internet, merchandising and other rights. In addition to the agreement, there is a purchase option for the club and a sale option for Sogecable, S.A., expiring at medium term, on the total percentage of rights acquired. To guarantee the aforementioned sale option, the security provided by the club consisted of certain future revenues derived from the exploitation of various audiovisual and sporting rights.

Also, this caption includes the audiovisual rights acquired by CanelSatélite Digital, S.L. of certain television channels and advances paid to suppliers of rights which will be recovered at long term.

The net book value of the retirements recorded under the "Audiovisual and Sporting Rights" caption in 2001 were due mainly to the transfer to the "Inventories" caption in the accompanying consolidated balance sheet of the audiovisual rights acquired by CanalSatélite Digital, S.L. that are classifiable as short-term rights.

In 2001 Sogecable, S.A. and Real Madrid Club de Fútbol formed Real Madrid Multimedia, S.L. (initially called RM-SGC de Derechos Deportivos, S.L.), in which the club and the Company each have an ownership interest of 50%. Effective for accounting purposes July 1, 2001, this company was subrogated to Sogecable, S.A.'s position at that date in all the rights and obligations relating to the exploitation of certain audiovisual and publicity rights of Real Madrid Club de Fútbol from the 2001/2002 season through the 2010/2011 season. The Company retired from its accounts the assets relating to these rights, which as of June 30, 2001, it had recorded under the "Audiovisual Rights" caption in the accompanying balance sheet.

(7) TANGIBLE FIXED ASSETS

The transactions recorded in 2001 in the various tangible fixed asset accounts and the related accumulated depreciation and provisions are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements and Additions	Balance at 12/31/01
Cost-				
Land and structures	11,442	430	(965)	10,907
Machinery, installations and tools	76,259	3,715	(72)	79,902
Decoders, keys and adapters	456,520	42,994	(6,908)	492,606
Computer hardware	21,665	1,164	(136)	22,693
Other tangible fixed assets	9,487	36,612	(89)	46,010
Total cost	**575,373**	**84,915**	**(8,170)**	**652,118**
Accumulated amortization-				
Structures	255	7	(262)	-
Machinery, installations and tools	48,337	9,248	(81)	57,504
Decoders, keys and adapters	237,797	56,420	(6,653)	287,564
Computer hardware	12,713	3,256	(139)	15,830
Other tangible fixed assets	2,233	397	(121)	2,509
Total accumulated amortization	**301,335**	**68,328**	**(7,256)**	**363,407**
Provisions	7,295	12,316	-	19,611

The additions to the cost and accumulated depreciation of the decoders, keys and adapters as of December 31, 2001, relate mainly to the purchases of digital decoders by CanalSatélite Digital, S.L. The retirements from this account in 2001 relate to the cost and accumulated depreciation of analog decoders, keys and adapters retired from the accounts and sold by Sogecable, S.A.

Also, the main additions in 2001 to the "Other Fixed Assets" caption relate to investments in the construction of a building in Tres Cantos (Madrid), as well as in technical installations and machinery required to provide television services in it, which at the date of preparation of these consolidated financial statements were in progress. In 2002 most Sogecable Group companies plan to leave their main facilities and to relocate to this building. No material losses with an effect on these consolidated financial statements are expected to arise as a result of this move.

As of December 31, 2001, CanalSatélite Digital, S.L. recorded a provision of €6,227,000 for the value of the current conditional access cards, since it has developed a new generation which will replace them in the first half of 2002.

As of December 31, 2001, the Group had adequately insured its tangible fixed assets.

(8) LONG-TERM FINANCIAL INVESTMENTS

The transactions recorded in 2001 in the various long-term financial investment accounts are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/00	Additions	Retirements	Balance at 12/31/01
Holdings in companies carried by the equity method	14,506	35,355	(209)	49,652
Other financial investments	268	51,385	-	51,653
Long-term receivables from Multigroup companies	31,423	35,062	(28,425)	38,060
Other long-term loans	304,859	63,803	(62,878)	305,784
Guarantees and deposits	1,063	177	(301)	939
Provisions	(23,263)	(5,349)	-	(28,612)
	328,856	180,433	(91,813)	417,476

The detail of the "Holdings in Companies Carried by the Equity Method" caption as of December 31, 2001 is as follows:

	Thousands of Euros	%
Audiovisual Sport, S.L.	9,126	40,00
Warner Lusomundo Sogecable Cines de España, S.A.	7,748	33,33
Compañía Independiente de Noticias de Televisión, S.L.	-	50,00
Sogecable Música, S.L.	497	50,00
Canal+ Investments, Inc.	29,488	60,00
Fox Kids España, S.L.	988	50,00
Canal Club de Distribución de Ocio y Cultura, S.A.	747	25,00
StudioCanal Spain, S.L.	1,058	49,00
Real Madrid Multimedia, S.L.	-	50,00
	49,652	

The Controlling Company's directors consider, on the basis of the renewals of the audiovisual rights of clubs already performed by the shareholders of Audiovisual Sport, S.L., the rights of first refusal and repurchase contributed to this company and the negotiations currently in progress, that this investee will be able to continue to operate subsequent to the 2002/2003 season, until which date it holds the broadcasting rights for the Spanish Soccer League Championship and Knockout Cup (except for the final), under similar conditions to those under which it currently operates. In any case, the Controlling Company's directors consider that based on the foreseeable scenario for the exploitation of these soccer rights from the aforementioned season onwards, no incidents which could have a material effect on the Group's net worth will arise.

As of December 31, 2001, the Group had ownership interests of 50% in Compañía Independiente de Noticias de Televisión, S.L. and Real Madrid Multimedia, SL. The negative net value of these holdings carried by the equity method, which amounts to €2,334,000 and €3,208,000 respectively, is included under the "Provisions for Contingencies and Expenses" caption in the accompanying consolidated balance sheet at that date.

As of December 31, 2001, the holding that Sogecable, S.A. acquired from Canal+ Technologies, S.A. for €49,725,000 relating to 3.19% of this company's capital stock was recorded under the "Other Financial Investments" caption. The registered office of Canal + Technologies, S.A. is in France and it engages in the development, production and distribution of the conditional access systems and of interactive software for digital television, a technology used, inter alia, by the Sogecable Group.

The balance of the "Long-Term Receivables from Multigroup Companies" caption as of December 31, 2001, includes various long-term loans to associated companies, and their detail is as follows:

	Thousands of Euros
Audiovisual Sport, S.L.	17,403
Compañía Independiente de Noticias de Televisión, S.L.	4,791
Sogecable Música, S.L.	331
Real Madrid Multimedia, S.L.	15,535
	38,060

In 2001, Sogecable, S.A. granted to Audiovisual Sport, S.L. various loans totaling approximately €16,506,000 under a credit line contract entered into with this company for a total amount of approximately €24,040,000 at market interest rates. Also, as of December 31, 2001, the "Long-Term Financial Investments" caption included other long-term assets relating to this company for approximately €16,700,000, for which certain provisions were recorded.

Also, a long-term account receivable from Real Madrid Multimedia, S.L. for €15,535,000 relates to the amounts paid as of December 31, 2001, by Sogecable, S.A. for the account of this company under the Real Madrid Club de Fútbol rights exploitation contracts, of which Sogecable, S.A. was the holder and to which Real Madrid

Multimedia, S.L. was subrogated in both the rights and the obligations, effective for accounting purposes July 1, 2001.

The balance of the "Other Long-Term Loans" caption as of December 31, 2001, includes, inter alia, the Group's various tax assets and timing differences arising from variations in provisions for diminution in value of investment securities portfolios of companies included in the consolidated tax group, totaling approximately €299,023,000. Also, as indicated in Note 4-k relating to these tax assets, the Group recorded timing differences as deferred taxes for approximately €65,484,000 under the "Other Long-Term Debt" caption in the accompanying consolidated balance sheet as of December 31, 2001.

The variations in tax asset, prepaid tax and deferred tax accounts in 2001 were as follows:

	Thousands of Euros		
	Balance at 12/31/00	Additions	Balance at 12/31/01
Tax assets	206,428	49,954	256,382
Prepaid taxes	33,766	8,875	42,641
Deferred taxes	32,996	32,488	65,484

Also, the collection rights arising from several agreements for the assignment of audiovisual rights to satellite and cable TV operators for approximately €6,761,000, maturing at over 12 months, were recorded under the "Long-Term Loans" caption as of December 31, 2001.

(9) OTHER ACCOUNTS RECEIVABLE

The balance of this caption as of December 31, 2001, includes the advances paid to trade creditors, particularly for audiovisual rights, and fixed asset suppliers.

(10) SHAREHOLDERS' EQUITY

The transactions recorded in equity accounts in 2001 are summarized as follows:

	Thousands of Euros							
	Capital Stock	Additional Paid in Capital	Legal Reserve	Reserve for Treasury Stock	Voluntary Reserves	Reserves of Consolidated Companies	Prior Years' Losses	Income (Loss) for the Year
Balance at December 31, 2000	194,048	144,561	12,373	4,081	43,363	(2,842)	(33,268)	(11,418)
Allocation of 2000 loss	-	-	-	-	-	416	(11,834)	11,418
Transfer of reserves	-	-	-	970	(970)	-	-	-
Provision for treasury stock	-	-	-	(4,350)	-	-	-	-
2001 income	-	-	-	-	-	-	-	2,798
Balance at December 31, 2001	194,048	144,561	12,373	701	42,393	(2,426)	(45,102)	2,798

Capital stock-

As of December 31, 2001, the capital stock of Sogecable, S.A. consisted of 97,023,753 fully subscribed and paid registered shares of €2 par value each.

The detail of the Controlling Company's shareholder structure and of the related percentages of ownership as of December 31, 2001, is as follows:

	Percentage of Ownership
Promotora de Informaciones, S.A.	21,27
Canal Plus S.A. (France)	21,27
Other	57,46
	100,00

Additional paid-in capital-

Additional paid-in capital arose in 1999 when the Executive Committee of Sogecable, S.A., previously authorized by the Board of Directors, resolved to increase capital by €13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of €2 par value each. The amount of the additional paid-in capital relating to the shares offered in the public offering for subscription of shares was established as the difference between the offer price and the par value of each share. On July 21, 1999, the Company was admitted to listing on the Spanish computerized trading system (continuous market).

The Spanish Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock-

Article 79 of the revised Corporations Law states that if a company acquires its own shares or those of its Controlling Company, a restricted reserve will be recorded on the liability side of the balance sheet equal to the amount of the Company's own shares or those of the Controlling Company included in the assets. This reserve will be maintained until the shares have been disposed of or retired.

As of December 31, 2001, the reserve for treasury stock amounted to € 701,000, relating to the acquisition cost of the treasury stock held by the Company net of the valuation adjustments recorded at that date. The par value of the own shares held by the Company as of December 31, 2001, represents 0.2% of capital stock.

Also, as of December 31, 2001, although the shares of treasury stock were not acquired for subsequent retirement (see Note 18), and although the underlying book value of the shares was clearly lower than their year-end market value, pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, the Company valued the shares of treasury stock at their underlying book value and, accordingly, a provision of €4,350,000 was recorded with a charge to the "Reserve for Treasury Stock" caption.

Reserves of consolidated companies-

The detail, by company, of the "Reserves at Consolidated Companies" caption as of December 31, 2001, is as follows:

	Thousands of Euros
Reserves at companies consolidated by the global integration method:	
Sogecable, S.A.	294,671
Centro de Asistencia Telefónica, S.A.	6,941
Gestión de Derechos Audiovisuales y Deportivos, S.A.	34,720
CanalSatélite Digital, S.L.	(222,289)
Sociedad General de Cine, S.A.	2,366
Sogepaq, S.A.	(2,222)
Compañía Independiente de Televisión, S. L.	7,993
Cable Antena, S.A.	1,525
Cinemanía, S.L.	(13,580)
Sogecable Fútbol, S.L.	(16,166)
Canal Estilo, S.L.	(2,068)
Servicios Técnicos de Sogecable, S.L.	(27)
Plataforma Logística de Usuarios de Sogecable, S.L.	(31)
	91,833
Reserves at companies carried by the equity method:	
Audiovisual Sport, S.L.	(74,829)
Warner Lusomundo Sogecable Cines de España, S.A.	(627)
Sogecable Música, S.L.	(193)
Compañía Independiente de Noticias de Televisión, S.L.	(2,756)
Canal + Investments, Inc.	(11,251)
Fox Kids España, S.L.	181
Canal Club de Distribución de Ocio y Cultura, S.A.	(4,919)
StudioCanal Spain, S.L.	135
	(94,259)
	(2,426)

Distribution of the Controlling Company's income -

The Controlling Company's directors propose the following distribution of income in 2001:

	Thousands of Euros
To legal reserve	160
To voluntary reserves	1,443
	1,603

(11) MINORITY INTERESTS

This caption in the accompanying consolidated balance sheet as of December 31, 2001, includes the equity of minority interests in the companies consolidated by the global integration method. The balances of this caption relate substantially in full to the minority interests of CanalSatélite Digital, S.L., Cinemanía, S.L. and Sogepaq, S.A.

The transactions recorded in 2001 under the "Minority Interests" caption are summarized as follows:

	Thousands of Euros
Balance at December 31, 2000	**24,921**
Sale of holdings	7,045
Capital increases	5,106
Share in 2001 income	(5,438)
Balance at December 31, 2001	**31,634**

On June 29, 2001, Sogecable, S.A. sold a holding of 45% in Sogepaq, S.A. to StudioCanal, S.A., a company related to the Canal Plus, S.A. (France) Group. Sogecable, S.A. retained a call option and StudioCanal, S.A. retained a put option on this holding, both of which expire at medium term. The exercise price for the options will be the market value, as determined by an independent appraiser, although it cannot be lower than the price of the transaction adjusted to present value. Until these options expire, the buyer will not make further disbursements in the company. As of the date of these financial statements StudioCanal, S.A. had not expressed any intention as to the exercise of its option and Sogecable, S.A. had not taken any decision as to the exercise of its option.

(12) GUARANTEE DEPOSITS RECEIVED

This caption in the accompanying consolidated balance sheet as of December 31, 2001, includes mainly the guarantee deposits received from subscribers to Canal Plus through January 18, 1998. Cancellations in 2001 amounted to € 10,899,000. The balance of this caption as of December 31, 2001, amounted to € 34,464,000.

As of December 31, 2001, the Company had recorded under the "Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in subsequent years based on prior years' experience.

(13) PAYABLE TO CREDIT ENTITIES

As of December 31, 2001, the Group had credit lines with various finance entities with a limit of € 679,912,000 against which approximately € 622,133,000 had been drawn. These credit lines, which bear interest at market rates, mature as follows:

Year	Thousands of Euros
2002	258,472
2003	102,420
2004	173,707
2005	62,941
Through 2010	24,593
	622,133

The total amount maturing in 2002 includes the balances drawn down of certain credit lines maturing at three years, although annual extensions are stipulated in the contracts, and, accordingly, they were recorded under the "Short-Term Payables to Credit Entities" caption in the accompanying consolidated balance sheet as of December 31, 2001.

On February 2, 1998, CanalSatélite Digital, S.L. arranged a syndicated loan of approximately €360,607,000 (Ptas. 60,000,000,000) maturing at seven years and bearing interest at market rates, of which as of December 31, 2001, € 275,384,000 had been drawn down. As of December 31, 2001, this company had satisfactorily met the obligations envisaged in this contract.

Also, Sogecable, S.A. and the other shareholders of Audiovisual Sport, S.L. were guaranteeing, in proportion to their percentage of ownership, the long-term credit facilities and guarantees, granted to the latter company as of December 31, 2001, of which approximately €220,185,000 had been drawn down.

Also, as of December 31, 2001, the Controlling Company and the other shareholders of Warner Lusomundo Sogecable Cines de España, S.A. were guaranteeing, in proportion to their percentages of ownership, this company's long-term debts to finance entities (bearing interest at market rates) for a limit of approximately €48,081,000, of which €33,147,000 had been drawn down.

(14) TAX MATTERS

Current corporate income tax regulations provide certain tax incentives to encourage new investments. The Group Companies have availed themselves of the tax benefits provided by these regulations, amounting to approximately € 231,000, and can deduct the following amounts from their future corporate income tax charges, if any:

	Thousands of Euros		
Year	Film Productions	New Fixed Assets	Other Tax Credits
1996	1,125	13	115
1997	-	-	215
2001	4,875	-	-
	6,000	**13**	**330**

The reconciliation of the loss per books for 2001 to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros
Consolidated loss for the year per books, before taxes	(23,546)
Timing and permanent differences	(113,206)
Tax loss	**(136,752)**

The timing differences arose basically as a result of the elimination of valuation adjustments to holdings in companies in the consolidated tax group, the adjustment to tax methods of the imputation in the result per books of the sale of soccer rights sublicenses under a pay-per-view system, and other revenues recorded for accounting purposes in 2001, the Group having availed itself of the income reinvestment regime provided for in Law 43/1995. The timing differences which arise in the last two cases are recorded as deferred taxes under the "Other Long-Term Debt" caption in the accompanying consolidated balance sheet as of December 31, 2001.

The detail of the tax losses available for carryforward at the consolidated Group companies, by the year in which they were generated, is as follows:

Year	Thousands of Euros
1993	7
1994	398
1995	448
1996	2,523
1997	131,337
1998	206,789
1999	112,610
2000	119,334
2001	136,752
	710,198

The Group Companies have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. No additional material liabilities are expected to arise for the Companies as a result of inspection of the open years.

(15) REVENUES AND EXPENSES

The detail, by line of business, of the Consolidated Group's net sales is as follows:

	Thousands of Euros
Subscribers	748,412
Advertising	39,362
Other	208,940
	996,714

The detail of the transactions with associated companies is as follows:

	Thousands of Euros
Revenues-	
Advertising	39,206
Other	6,389
	45,595
Expenses-	
Purchases	121,533
Other operating expenses	23,393
	144,926

The Group makes foreign-currency purchases for significant amounts which are not detailed because of their strategic importance to the Group.

Employees-

The average number of permanent employees in 2001, by category, was as follows:

	Average Number of Employees
Managers	69
Department heads	213
Other employees	1,393
	1,675

Centro de Asistencia Telefónica, S.A. hires temporary employees to operate a help line and fulfillment service on an as-needed basis The average number of temporary employees hired for these services in 2001 was 1,193.

Under current labor regulations, the Group is required to make indemnity payments to employees terminated under certain conditions. Management of the Companies does not foresee any terminations making it necessary to record a provision in this connection.

Extraordinary revenues-

The balance of this account in the accompanying consolidated statement of operations for 2001 includes approximately €40,265,000 relating to the extraordinary revenue arising from the sale to StudioCanal, S.A. of part of the holding which the Group owned in Sogepaq, S.A.

Income (Loss) by company-

The detail of the contribution of each consolidated company to the 2001 results is as follows:

	Thousands of Euros		
	Total Income (Loss)	Income (Loss) Attributed to Minority Interests	Income (Loss) Attributed to the Group
Sogecable, S.A.	1,603	-	1,603
Centro de Asistencia Telefónica, S.A.	1,211	-	1,211
Gestión de Derechos Audiovisuales y Deportivos, S.A.	(10,666)	-	(10,666)
CanalSatélite Digital, S.A.	(26,136)	4,378	(21,758)
Sociedad General de Cine, S.A.	2,657	-	2,657
Sogepaq, S.A.	(1,515)	745	(770)
Cable Antena, S.A.	1,960	-	1,960
Compañía Independiente de Televisión, S.L.	(5,542)	-	(5,542)
Cinemanía, S.L.	(3,153)	315	(2,838)
Sogecable Fútbol, S.L.	(6,322)	-	(6,322)
Canal Estilo, S.L.	(236)	-	(236)
Plataforma Logistica de Usuarios de Sogecable, S.L.	(2,984)	-	(2,984)
Servicios Técnicos de Sogecable, S.L.	(3)	-	(3)
Associated companies:			
Audiovisual Sport, S.L.	(18,012)	-	(18,012)
Warner Lusomundo Cines de España, S.A.	15	-	15
Compañía Independiente de Noticias de Television, S.L.	(299)	-	(299)
Sogecable Música, S.L.	89	-	89
Canal + Investments, Inc.	(8,282)	-	(8,282)
Fox Kids España, S.L.	655	-	655
Canal Club de Distribución de Ocio y Cultura, S.A.	42	-	42
Studio Canal Spain, S.L.	(209)	-	(209)
Real Madrid Multimedia, S.L.	(3,210)	-	(3,210)
Consolidation adjustments	75,697	-	75,697
TOTAL	(2,640)	5,438	2,798

(16) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In 2001 the Company's directors earned € 2,437,000 of compensation.

In accordance with the stock options plan involving shares of the Controlling Company described in Note 18, the Board members of Sogecable, S.A. have options to acquire shares of the aforementioned company representing 0.048% of the par value of the capital stock.

The Company has granted no advances, or loans to its directors and does not have any pension commitments to them.

(17) FUTURE COMMITMENTS

The Company and its Group have entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for publicity and sporting rights. These commitments guarantee coverage of the Group Companies' programming needs in the related years.

As of December 31, 2001, the Controlling Company and its Group had euros and foreign currency payment and collection commitments net amounting to approximately € 1,782,230,000. The net amounts arising under these commitments are payable as follows:

Year	Thousands of Euros
2002	493,523
2003	324,968
2004	226,616
2005	222,321
2006	237,327
Subsequent years up to 2008	277,475
	1,782,230

The obligation to pay the amounts agreed in the purchase agreements are solely dependent on the suppliers' fulfilling the contractually established terms and conditions.

(18) STOCK OPTIONS PLAN

On May 16, 2000, the Shareholders' Meeting of Sogecable, S.A. resolved to establish a stock options plan for the Group's executive directors and managers. In order to cater for this stock options plan, in 2000 the Company acquired treasury stock representing 0.2% of the par value of capital stock. As of December 31, 2001, these shares were recorded in the Company's balance sheet at acquisition cost, adjusted to the underlying book value at that date.

(19) LITIGATION AND CLAIMS IN PROGRESS

As of December 31, 2001, approximately €6,166,000 were recorded under the "Customer Receivables for Sales and Other Receivables" caption for the amounts owed to the Company by Real Club Deportivo de La Coruña, S.A.D. prior to June 2001 under the contract for the exploitation of publicity and merchandising rights entered into on August 8, 1997. On June 8, 2001 Gestión de Derechos Audiovisuales y Deportivos, S.A. initiated proceedings at the La Coruña court of first instance to terminate this contract with effect from the season which commenced on July 1, 2001, and subsequent seasons, and claimed the aforementioned amounts owed and damages for Real Club Deportivo de La Coruña, S.A.D.'s repeated nonperformance of the contract. The Group's directors consider, based on the opinion of their external and internal legal advisers, that this claim will be decided in favor of the Group. Additionally, Gestión de Derechos Audiovisuales y Deportivos, S.A. has paid advances of €2,831,000 to the club for the 2001/2002 and 2002/2003 seasons, which it is expected will be recovered once the contract has been definitively terminated.

In January 2002 the Controlling Company was notified of the judgment handed down in relation to the claim filed against it by the rights management entities A.I.E. and A.I.S.G.E. for compensation for certain intellectual property rights. CanalSatélite Digital, S.L. was also sued by the same entities in the same connection and the proceedings are at the evidential phase. Described briefly, the judgment partially upholds the claim and establishes the entitlement of the plaintiffs to a fair one-time payment, which will be quantified, as established in the judgment, taking into account, inter alia, the agreements entered into by these entities with other television channels in the past, and not exclusively on the basis of the plaintiffs' official rates as the latter were seeking.

However, the judgment is not final because it has been appealed, and the Group's external and internal legal advisers consider that the appeal is very likely to succeed in view of the absence of intellectual property legislation supporting the right being claimed by the management entities. There is more likelihood of the appeal being successful at a higher instance because the essential point in law is that the revised Intellectual Property Law is *ultra vires*, a question upon which the Supreme Court has already handed down decisions in relation to other aspects of the revised Law. In any case, the Group's external and internal legal advisers consider that no significant liabilities will arise from these claims and that, in any case, such liabilities would be limited to amounts equal to those agreed on by the plaintiffs in the past with other television channels.

Also, the Controlling Company and one of its dependent companies are involved in other lawsuits concerning intellectual property rights relating to the exploitation of soccer rights. The Company's directors consider that these lawsuits will not give rise to any significant liabilities.

(20) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT 1. CONSOLIDATED DEPENDENT AND ASSOCIATED COMPANIES. 2001.

Name	Registered Office	Line of Business	Company Owning the Holding	Thousands of Euros Holding %	Value
ro de Asistencia Telefónica, S.A.	Gran Vía, 32 Madrid	[illegible]	Sogecable, S.A.	99.7	2,037
			Compañía Independiente de Televisión, S.L.	0,3	6
ión de Derechos Audiovisuales y Deportivos, S.A.	Gran Vía, 32 Madrid	[illegible] audiovisual rights	Sogecable, S.A.	99.99	8,580
			Compañía Independiente de Televisión, S.L.	0.01	-
lSatélite Digital, S.L.	Gran Vía, 32 Madrid	[illegible]	Sogecable, S.A.	83,25	134,093
dad General de Cine, S.A.	Gran Vía, 32 Madrid	[illegible] management of audiovisual rights	Sogecable, S.A.	99.99	6,010
			Compañía Independiente de Televisión, S.L.	0.01	-
pañía Independiente de Televisión, S.L.	Gran Vía, 32 Madrid	[illegible] audiovisual rights	Sogecable, S.A.	99.99	-
			Sociedad General de Cine, S.A.	0.01	12
paq, S.A.	Gran Vía, 32 Madrid	[illegible] distribution of audiovisual rights	Sogecable, S.A.	54.99	4,820
			Sociedad General de Cine S.A.	0.01	-
e Antena, S.A.	Gran Vía, 32 Madrid	[illegible]	Sogecable, S.A.	99.99	6,611
			Compañía Independiente de Televisión, S.L.	0.01	-
manía, S.L.	Gran Vía, 32 Madrid	[illegible] television channels	Compañía Independiente de Televisión, S.L.	90.0	-
cable Fútbol, S.L.	Gran Vía, 32 Madrid	[illegible] television channels	Compañía Independiente de Televisión, S.L.	99.99	-
			Sogecable, S.A.	0.01	1
l Estilo, S.L.	Gran Vía, 32 Madrid	[illegible] television channels	Compañía Independiente de Televisión, S.L.	98.0	-
			Cinemanía, S.L.	2.0	44
forma Logística de Usuarios de Sogecable, S.L.	Gran Vía, 32 Madrid	[illegible] provider	Sogecable, S.A.	99.99	-
			Centro de Asistencia Telefónica, S.A.	0.01	-
icios Técnicos de Sogecable, S.L.	Gran Vía, 32 Madrid	[illegible] provider	Sogecable, S.A.	99.99	13,216
			Centro de Asistencia Telefónica, S.A.	0.01	-
iovisual Sport, S.L.	Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	Gestión de Derechos Audiovisuales y Deportivos, S.A.	40	9,126
per Lusomundo Sogecable Cines de España, S.A.	Azalea, 1 Alcobendas	Screening of films	Sogecable, S.A.	33.3	7,746
l + Investments, Inc.	Beverley Hills, CA	Film production	Sogecable, S.A.	60	29,488
pañía Independiente de Noticias de Televisión, S.L.	Pza. Pablo Ruiz Picasso Madrid	Operation of thematic television channels	Sogecable, S.A.	50	-
l Club de Distribución de Ocio y Cultura, S.A.	Gran Vía, 32 Madrid	Catalog sales	Sogecable, S.A.	25	747
Kids España, S.L.	Gran Vía, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	50	988
lioCanal Spain, S.L.	Gran Vía, 32 Madrid	Management and distribution of audiovisual rights	Sogepaq, S.A.	49	1,058
Madrid Multimedia, S.L.	Concha Espina 1, Madrid	Management and distribution of audiovisual rights	Sogecable, S.A.	50	-
cable Música, S.L.	Gran Vía, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	50	497

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND DEPENDENT COMPANIES (CONSOLIDATED GROUP)

2001 MANAGEMENT REPORT

SUBMITTED BY THE BOARD OF DIRECTORS OF SOGECABLE, S.A.

TO THE SHAREHOLDERS' MEETING

To the Shareholders:

Pursuant to Article 202 of the Spanish Corporations Law, the Board of Directors of Sogecable, S.A. is honored to present and submit for the approval of the Shareholders' Meeting the consolidated management report for 2001.

Business review

Sogecable, S.A.

As of December 31, 2001, the Company had 1,871,000 subscribers, which is an increase of over 113,000 compared with the previous year, and continued to be the undisputed leader among the premium pay television channels in Spain.

58% of all subscribers to Canal + receive broadcasts through Canal Satélite Digital while the remaining 42% have the analog version. The number of subscribers to Canal + Digital at year-end was 1,084,000 and it was the channel chosen by 88.1% of the subscribers to Canal Satélite Digital.

In 2001 programming continued along the same lines as in previous years, with strong emphasis placed on sports and films, and the offering featured first-run films and series of the main international distributors, placing emphasis on support to Spanish and auteur cinema. Also, a major role continued to be played by high-quality, varied sports programming including the Spanish National Professional Soccer League, the UEFA Cup, the Spanish National Basketball League and other national and international sporting events.

Also, 2001 saw the consolidation of in-house productions such as "El Día Después", "La Semana del Guiñol", "El Club de la Comedia", "Generación +", which were reinforced by documentaries, special programs and coproductions such as "Laberinto del Tibet", "Mundos Perdidos", "Amazonía", "Noches Temáticas", and the programming was rounded off with concerts by top class singers from the current music scene.

Additionally, Canal + Digital's range of products now notably includes the multiplexed "Canal +...30" channel which enables subscribers to view Canal + programming with a 30 minute time-lag.

Noteworthy as regards investments is the agreement reached on the joint exploitation of 10% of certain rights of Real Madrid Club de Fútbol, including publicity rights for the club and its players, merchandising and internet rights, etc. Also, in 2001 investment in Spanish film productions continued and the film "Los Otros", a

CanalSatélite Digital, S.L.

In the year ended December 31, 2001, SatéliteCanal Digital continued to add new subscribers, attracting over 178,000 new customers. This increase, which represents 17% growth of its subscriber base, raised the number of subscribers to over 1,230,000 as of December 31, 2001, and strengthened its position as the leading digital television platform in Spain. Since its launch on January 31, 1997, CanalSatélite Digital has become the main pay television operator and 2001 was the fifth consecutive year in which it outpaced its competitors in the attraction of new customers.

This was especially important in 2001, a year in which the Company focused on the attraction of new customers in the most profitable segment of the market, thereby combining profitability and growth. This dual objective enabled the number of subscribers to the Company's "premium" offerings to be increased substantially, so that 88.1% of customers had included Canal+ Digital contents in their programming as of December 31, 2001.

In 2001 Canal Satélite Digital continued to strengthen its quality programming by incorporating the channels "Canal+...30", Canal Operación Triunfo", "Disney Channel +1", "Toon Disney", "Playhouse Disney", "National Geographic Channel", "Eurosport News", "40 Latino", "Fox" and "Fox News".

To enhance its interactive services, in 2001 the Company included transactional banking services, reorganized its special offers through the launch of "OK plus", and enabled its subscribers to check their consumption on their television screens and to recharge their prepaid wireless telephone cards using the digital terminal.

Also, the Company's financial soundness has enabled the achievement of all the management objectives set for the year and the compliance with all the commitments assumed under the syndicated loan agreement.

Centro de Asistencia Telefónica, S.A.

In 2001, CATSA reported growth in its net sales of 6.9% compared with 2000, based on the services to Group companies and on the increase in services to other customers.

The telephony business continued to be the main source of billings in 2001, with a rise in the number of calls handled and made.

The most significant investments in 2001 were those made to increase the capacity of the hardware and software applications, and those made in the facilities required due to the increase in the level of activity. In 2001, the Company commenced construction of a new center at the Malaga Technology Park which will enable it to develop and expand its lines of business and at the same time increase its services to non-Group companies.

Gestión de Derechos Audiovisuales y Deportivos, S.A.

In 2001 this company continued to acquire and market audiovisual rights on sporting events, and while its main customers continue to be Group companies that include these rights in the Canal + and Sportmanía programming, sales to non-Group customers have increased.

Additionally, the significant containment of operating expenses in 2001 led to operating income in contrast to the operating loss in 2000. Contributing to this was the fact that the Company initiated court proceedings to terminate its merchandising contract with Real Club Deportivo de La Coruña, S.A.D., which it is considered will result in a favorable decision for the company.

Sociedad General de Cine, S.A.

In 2001 Sociedad General de Cine, S.A. continued its film production activity and released major films. In 2001, "Los Otros", an Alejandro Amenabar film with Nicole Kidman, was released worldwide and became the greatest box-office success in the history of Spanish cinema and a resounding success internationally. Julio Medem's film "Lucia y el sexo", which was acclaimed by critics and the public, was also released in 2001. Other film productions released in 2001 include "Intacto", directed by Juan Carlos Fresnadillo, and "Visionarios", directed by Manuel Gutierrez Aragón.

Also, 2001 saw the production of films which will foreseeably be launched in 2002, such as "Guerreros" (directed by Daniel Calpasoro, with Eduardo Noriega) "Caja 507" (directed by Enrique Urbizu, with José Coronado and Antonio Resines), "Los Viajes de Carol" (directed by Imanol Uribe, with Juan José Ballesta, María Barranco and Rosa María Sardá), etc.

Sogepaq, S.A.

This company's total revenues in 2001 increased by 33% compared with the previous year, in line with the increase in the Company's activity.

The most noteworthy business activities in 2001 were the releases in cinemas of the films "En que piensan las mujeres", "La Bendición", "Las Seductoras" and "Y tu mama también", and the support afforded to Spanish cinema distribution through films such as "Juana la Loca", "El Espinazo del Diablo" and "Amor, prozac, dudas", etc.

Also noteworthy were the excellent results of the video and DVD divisions, which exceeded expectations with the launch on the market of titles such as "Año Mariano", "Besos para todos", "Plenilunio", "Gitano" and "Fugitivas".

In 2001 the company maintained its policy of acquiring the most successful Spanish productions and important independent foreign productions for sale through various distribution channels.

Compañía Independiente de Televisión S.L.

In 2001 this company continued with the production of several satellite and cable television channels. It directly produces the Documanía and Viajar channels and, through its subsidiaries, the Cinemanía, Sportmanía and Estilo channels. All of these channels form part of Canal Satélite Digital's current offering and are also distributed to cable operators, a market with excellent future growth potential.

Compañía Independiente de Televisión, S.L. and its subsidiaries improved their results in 2001 compared with 2000, increasing net sales significantly and reducing operating expenses.

2002 will foreseeably see the launch of a new channel called "Golf+", which will also form part of the range of products offered by Canal Satélite Digital, S.L.

Plataforma Logística de Usuarios de Sogecable, S.L. (formerly Sogecable Internet, S.L.)

In 2001 this company commenced full commercial operation of the *plus.es* Internet platform. The aim of this platform is to exploit exclusive rights to in-house production contents, created specifically for Internet, and to promote interaction with users.

Servicios Técnicos de Sogecable, S.L. (formerly Sociedad General de Televisión y Cine, S.L.)

In 2001 the Company continued construction of the Sogecable Group building on land owned by the Company in Tres Cantos, Madrid. All the Group companies' offices will be located in this building and the transfer there will foreseeably take place in 2002.

Outlook

The outlook for the Group as a whole is favorable, given its performance in 2001 and in the first few months of 2002. It is expected that the Group will maintain its leadership position in the pay television market and increase the number of subscribers in a market which is experiencing continuous growth but at the same time has become highly competitive due to the launch of other pay television systems.

The sales drive planned to increase the subscriber base will be accompanied by the maintenance and improvement of programming quality and, importantly, the development of new interactive services which will add value and quality to the digital offering of the Sogecable Group.

Research and development activities

The Sogecable Group is continuing to adapt its current management software to the expected technological changes.

Acquisition of treasury stock

In 2001 the Controlling Company did not acquire any shares of treasury stock and did not carry out any transactions involving treasury stock.

Rule 12g3-2(b) nº: (82-4981)
Enclosure I (iii)

Madrid, April 16, 2002

COMMUNICATION OF A RELEVANT FACT

With the present document we inform you that the General Shareholders Meeting of Sogecable, S.A. held today has approved all the proposals which were submitted.

We attach a report of the proposals adopted.

AGREEMENTS APPROVED BY THE GENERAL SHAREHOLDERS MEETING HELD ON APRIL 16, 2002

1. **Examination and Approval, if it is the case of the Annual Accounts, Balance Sheet, Profit and Loss Account and Annual Report and the Management Report of both the company and the consolidated group, corresponding to the 2001 Fiscal Year and proposal of the application of results.**

   Approval of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) Individual and consolidated and the Management Report corresponding to the economic period that closed December 31, 2001, audited by the auditor of the Company accounts.

   The following application of results was approved:

· Legal Reserve	160,314.50 Euros
· Voluntary Reserve	1,442,830.48 Euros
Total	1,603,144.98 Euros

2. **Approval of the management of the Board of Directors during the 2001 fiscal period.**

   Approved, without any reserve, the management by the Board of Directors during the previous fiscal year.

3. **Termination and Appointment of Directors**

   The appointment by co-optation by Canal Plus Group, S.A. carried out by the Board of Directors on December 18, 2001 was ratified and the Canal Plus Group, S.A. was appointed as a Board Member for the statutory period of five years with effect from the date of the approval of this agreement.

4. **Extension of the term of the Auditors of Accounts, of the company and its consolidated group for the 2002 fiscal period.**

   For the effect foreseen in articles 204 of the Law of Companies and 153 and the subsequent provisions of the Regulation of the Commercial Registry, the appointment of Arthur Andersen and CIA S. Com, a Spanish entity with its domicile in Madrid in 65 Raimundo Fernández Villaverde Street, with Fiscal Identification Number D-79/104469, inscribed in the Commercial Registry of Madrid in volume 3190, Book 0, Sheet 1, Section 8, Page M-54414 as the Accountants of the company and its group was extended for the period of (1) one year, in order to conduct the auditing of the financial states that close on December 31, 2002.

5- **Change of the company domicile and the consequent modification of article 4 of the bylaws.**

The company domicile was changed to Tres Cantos (Madrid) in the Avenida de los Artesanos 6, and as a consequence article 4 of the bylaws was changed and now reads as follows:

Article 4 Domicile

The domicile of the Company is in Tres Cantos (Madrid) in 6 Avenida de los Artesanos .

The Company may establish branches, agencies or delegations both in Spain as well as abroad by means of the Board of Directors that will also be empowered to agree to the change of the domicile of the company within the municipal district itself, with prior official authorization when it was necessary.

6.- **Issue of convertible obligations and/or exchangeable for share of the company itself with the exclusion of a preferential subscription right and the delegation of the execution of this agreement to the Board of Directors. Determination of the basis and the means of the conversion and/or exchange and the increase of social capital to the necessary amount. Delegation to the Board of Directors of the limits of the Issue which are not set at the General Shareholders Meeting.**

1. An issue up to a maximum amount of THREE HUNDER MILLION EUROS (300,000.000 E) or its equivalent in another denomination according to the applicable norm and respecting the established legal limit in one or various issues (loans) a series of obligations exchangeable for shares of SOGECABLE, S:A. which already exist and/or convertible in shares of a new issue of "SOGECABLE, S.A." is to be issued. The Board has been delegated the necessary powers for its execution in conformity with the basis, means and other conditions that will be set out below.

Nominal Value and the price of the obligations

The obligations to be issued will have a nominal value not inferior to FIFTY EUROS (50 E) each of that will be issued, as a minimum, at par, that is to say, at 100 percent of its nominal value.

Price of the Reimbursement

The type of reimbursement will be established by the Board of Directors of the issuer when it decides on the execution of the present agreement.

Rate of Interest

The Board of Directors will determine the nominal interest of the obligations, the periods the interest is due, and the payment of the coupons in function with market conditions.

Conversion and/ or exchange

The obligations that are issued in the execution of the present agreement, will be convertible in new shares of "SOGECABLE, S.A. and/or exchangeable for shares of itself in circulation, the Board of Directors being empowered to determine if they are convertible and/or exchangeable, as well as determining if they are necessary or voluntarily convertible and/or exchangeable and in the case that they are voluntarily, if they are at the option of the titleholder or of the issuer, with the periodicity and during the period that the Board of Directors establishes in the execution of the present agreement.

In the event that the issuance were convertible and exchangeable the Board of Directors may establish that the issuer reserve the right of choosing at any time between the conversion in new shares or in the exchange of shares in circulation, specifying the nature of the shares to be delivered at the time the conversion or the exchange was realized. They may also choose a combination of the shares of the new issue with already existing shares. In any case, the issuer must respect the equal treatment between all titleholders of the obligations that are converted and/or exchanged during the same period of conversion and/or exchange.

- Price of the conversions and/or exchange

For the effects of the conversion and/or exchange, the obligations will be valued by their nominal amount and the shares at a fixed exchange that is determined by the Board of Directors of the issuer in the execution of the present agreement, or the exchange which may be determined on the date or dates that are indicated

In the agreement of the Board of Directors itself and in function with the quotation on the Stock Exchange of the shares of the company on the date/s or period/s that are taken as a reference in the agreement itself with or without a discount. In any case, the value of the share for the effect of its conversion and/or exchange may not be inferior to its nominal value, nor inferior to 3.61 euros, that is its net patrimony value in accordance with the last balance sheet, approved at the present Ordinary General Shareholders Meeting, per share of two Euros of nominal value nor inferior to its average quotation at the close of the Stock Exchange of Madrid during the previous thirty days prior to the date of the agreement of the Board of Directors that executes this issue nor superior 200 percent of said quotation.

- Preferential Subscriptions Rights for increases in capital and in the issues of convertible obligations and/or exchangeable.

If before the conversion and/or exchange of the obligations in shares an increase in capital on the account of the reserves or a reduction of the capital due to losses were produced, the relation of the exchange of the obligations for shares will be modified in proportion to the quantity of the increase or of the decrease in a way that affects in an equal manner the shareholder and titleholders of the convertible and/or exchangeable obligations.

- Exclusion of the preferential right of subscription.

Due to the social interest and attention to the reasons set out in the Report of the Administrators the preferential right of the shareholders and if it is the case of the titleholders of the other convertible securities that may be issued, to subscribe to the obligations representative of the issue or the issues that the present agreement refers to is excluded.

Amortization

The duration of the amortization of the issue or the issue will not be superior to fifteen years. The issuer reserves the right of anticipated amortization of the obligations object of each one of the issues at any time, under the terms that are in accordance with the Board of Directors in each case.

Syndicate of Bond Holders

A syndicate of bondholders will be formed for each issue according to the Law of Companies in effect and the Regulation of the Commercial Registry. The Board of Directors of the issuer will appoint a Provisional Commisioner and a substitute until the first Syndicate Meeting is held.

Guarantees of the issue

The issue or issues will be guaranteed by the universal patrimony responsibility of the issuer, in accordance with the Law.

Representation of the Obligations

The obligations to be issued under the protection of this agreement will be represented by titles or by annotations on account in conformity with the legislation in effect at every moment and in particular with the normative applicable in the secondary market in which they will be traded.

Admission to quotation

With the agreement of the Board of Directors of the issuer the admission to quote the obligations of each issue or issues in the markets of organized securities may be solicited.

2. In accordance with that foreseen in article 292 of the Adapted Text of the Law of Companies, it is agreed that the social capital of the company be increased to a maximum of FIFTY MILLION EUROS (50,000,000 Euros) in order to cover, if it is the case, the supposed conversions of the obligations into shares of the company by means of the issue of the number of ordinary shares of the same series and nominal value of those that in that moment were in circulation. The new shares will be issued in the quantity that were necessary to attend to the requests of the conversion of the convertible obligations of the company as well as the requests of the conversion of bonds and obligations issued by whatever subsidiary of it, as long as the conditions of the conversions, established in the corresponding agreement of the issue are not favorable for the titleholder of the bonds or obligations than those that are produced by the obligations issued by the company itself.

In conformity with that established in article 3. 159.4 of the Revised Text of the Law of Companies, there will be no right to preferential subscription in the increase or increases of capital which result from the conversion of the obligations into shares in each of the corresponding issues.

2. The Board of Directors is empowered so that, within the period of time that elapses between the current Ordinary General Shareholders Meeting and the next Ordinary General Shareholders Meeting, it can carry out the execution of the issue or issues of the convertible obligations in shares of the new issuance of "SOGECABLE, S.A:" and/or exchangeable for shares of "SOGECABLE S.A." which already preexist for the maximum amount agreed to and established in its case, within the bases and means of conversion established at the General Shareholders Meeting that can remain to be established without any limit. More specifically and without the following being of a exhaustive character, the Board of Directors is empowered to:

   a) Establish or not the subordination of the issue and the determination of the preference of credit with respect to the obligation of the company as a whole, incorporate if it is the case, the rights to the shares (the warrants);

determine the maximum amount per subscriber, if it is the case, during the period of the open subscription, if it existed; establish the place of the subscription and request the redemption or the reimbursement of the obligations.

b) Determine the type of issuance of the obligations that in all cases will be at a minimum of par, that is to say, 100% of its nominal value.

c) Amortize in advance the issue or the issue or the issues.

d) Extend during the time that is agreed to the period of subscription open to third parties or reduce the amount of the issue to the amount subscribed to at the close of said period.

e) Issue, up to the maximum agreed to, the new share that are necessary in order to meet the conversion of the obligation, adapting, as a consequence Article 5 of the bylaws relative to the social capital.

f) Correct, clarify, and interpret, detail or complement the agreements adopted by the General Shareholders Meeting in as much as the deeds and documents that authorize the execution of the same and the means, in particular of remedying or correcting as many defects, omissions, or errors of substance or form, that prevent the access of the agreement and its consequences at the Commercial Registry, Official Registry of the National Commission on Markets and Securities or any others.

g) Write and publicize the leaflet or leaflets of the corresponding issue when it is necessary.

h) For the effects of the applicable normative, designate a person or persons that in name of the company, have to assume the responsibility for the contents of the information leaflet or leaflets in each of the issues when it is necessary.

i) Modify the relationship of the exchange of the obligations for shares if before the conversion and/or exchange an increase in capital on the account of the reserves or a reduction of capital due to losses were to occur.

j) Abstain from the total or partial execution of the present agreement on the issue adopted by the General Shareholders Meeting.

k) Abstain from executing the increase of capital agreed to in the amount that is not necessary to satisfy the conversion in shares of the issued convertible obligations.

7. Authorization of the Board of Directors for the issue of the convertible obligations and/or exchangeable for shares of the company itself. Determination of the basis and means of the conversion and/or exchange and the increase of the social capital in the necessary amount. Delegation to the Board of Directors of the limits of the issue not fixed by the General Shareholders Meeting.

1. Delegated to the Board of Directors the power to issue up to a maximum amount of THREE HUNDRED MILLION EUROS (300,000,000 Euros) or its equivalent in other denominations, subject to the applicable normative and respecting the legal limit established in one or various issues (loans), a series of obligations exchangeable for shares of "SOGECABLE, S.A." in conformity with the basis, means and other conditions that are indicated below.

Nominal value and price of the issue of the obligations

The values to be issued will have a nominal value not inferior to FIFY EUROS (50E) each and will be issued, at a minimum, at par, that is to say, at 100 percent of their nominal value, free of expenses for the subscriber and their payment will take place on the date of the closing of the period of the public offer.

Price of the Payment

The Board of Directors of the issuer will fix the type of payment when they decide to make use of the powers conferred in the present agreement.

Interest Rate

The Board of Directors will determine the nominal interest of the obligations, the periods of the payment of the interests and the payment of the coupons in function with market conditions.

Conversion and/or exchange

The obligations are issued under the present agreement will be convertible in new shares of "SOGECABLE, S.A. and or exchangeable in shares of the same. The Board of Directors are empowered to determine if they are convertible or exchangeable as well as determine if they are necessary or voluntarily convertible and/or exchangeable and in the case that they were voluntarily, if they are at the option of the titleholder or the issuer with the periodicity and during the period that the Board of Directors establishes in the use of the powers conferred by the present agreement.

In the event that the issue were convertible and exchangeable the Board of Directors may establish that the issuer reserves the right to choose at any time between the conversion in new shares or convert them in shares that are in circulation, deciding on the nature of the shares to be delivered at the time the conversion or exchange was realized, even being able to choose a combination of shares of a new issue with already existing shares. In any case the issuer must respect the equality of treatment between all the titleholders of the obligation that are converted and/or exchanged during the same period of conversion and/or exchange.

Price of conversion and/or exchange

The price of conversion and/or exchange will be determined at the moment of the issue. The conversion and/or exchange may be established at a fixed price or a variable price, as well as a premium, discount or at the same price of the quotation at the moment of the issue. In the event that the issue is realized with a fixed conversion and/or exchange price, this may not be inferior to the average quotation on the Stock Exchange of Madrid during the thirty days prior to the date of agreement of the issue. In the event that the issue is made at a variable rate of conversion and/or exchange this will be done in reference to the quotation at the moment of the conversion or exchange.

In no case may the value of the share be inferior to the nominal value. Likewise the valuation of each of the obligations or bonds may include or not the interests accrued and not paid at the moment of its conversion or exchange.

Conversion and/or exchange at the moment of the amortization of the obligations

At the moment of the final amortization of the obligations the issuer may offer the titleholders of the them the opportunity to convert them into new shares of "SOGECABLE, S.A" or to exchange them for shares of it which are in circulation, as long as the owners of said obligations at the date indicated for the exercise of the obligation and as long as a premature amortization were not produced if this were the case.

Preferential subscription rights in an increase of capital and in issues of convertible or exchangeable obligations.

If before the conversion and/or exchange of the obligations in shares, increases in capital with the issue of new ordinary or privileged shares or issues of convertible obligations were realized, the titleholders of the convertible and/or exchangeable obligations of the issue or issues in effect will have the right of preferential subscription proportional to the nominal value of the shares that correspond to them realizing at that moment the conversion and/or exchange of the obligations at the exchange foreseen for it, all in accordance with the legislation in effect unless in accordance with that there is no such right of preferential subscription unless that in the terms and with legal requisites the competent company organ or that which is empowered for that purpose decides on the total or partial exclusion of the rights of preferential subscription of the shares and of the titleholders of the convertible or exchangeable obligations.

Antidilution Clause

If before the conversion and/or exchange of the obligations for shares an increase of capital charged to the reserves or a reduction of capital due to losses is produced the relationship of the exchange of the obligations for shares will be modified in proportion to the quantity of the increase or of the reduction in a way that equally effects the shareholders and the titleholders of the convertible or exchangeable options.

Preferential Subscription of the obligations of the issue or the issuer

The shareholders that exist on the date that the issue or issues are improved or the titleholders of the convertible obligations of previous issues will have those rights that in each case the legislation in effect determines.

The shareholders and the titleholders of the convertible obligations may subscribe to every issue, in the proportion that the Board of Directors agrees to and with respect to the shares and convertible obligation that they were titleholders to on the day that the subscription period begins. Once the open period of subscription ends, if all the obligations of the issue have not been requested, then the subscription of those may continue during the period that the Board establishes. The Board will determine in concrete the obligation put into circulation and be able to fix the close of the issue and reduce the amount definitively subscribed to. They will do so by way of a public instrument that will be inscribed in the Commercial Registry with the notation of the exact number and numeration, if it is the case, of those issued and not subscribed to for effects of their annulation. In the event that the requests were superior to the number issued the Company will proceed with a pro rata in conformity with that established in the legislation which is in effect.

Amortization

The duration of the issue or the issues will not be greater than fifteen years. The issuer reserves the right to amortize prematurely the obligations which are the object of each of the issues at any time and under the terms that the Board of Directors decided on in every case.

Syndicate of Bond Holders

A syndicate of bondholders will be formed for each issue according to the Law of Companies in effect and the Regulation of the Commercial Registry. The Board of Directors of the issuer will appoint a Provisional Commissioner and a substitute until the first Syndicate Meeting is held.

Guarantees of the issue

The issue or the issues will be guaranteed by the universal patrimony responsibility of the issuer according to the Law.

Representation of the obligations

The obligations to be issued under this agreement will be represented by titles or annotation on account in conformity with the legislation in effect at every moment and in particular with the applicable norm in the secondary market in which they them are traded.

Admission to quote.

In accordance with the Board of Directors of the issuer the admission for quotation of the obligations of each issue or issues in the markets of organized securities may be solicited.

2. In accordance with that foreseen in article 292 of the Revised Text of the Law of Companies it is agreed that there will be an increase in the social capital of the company to a maximum of FIFTY MILLION EUROS (50,000,000 Euros) in order to cover if it is the case the supposed conversions of the obligation into shares of the company by means of the issue of the number of ordinary shares of the same series and nominal value of those that at that moment were in circulation in the quantity that were necessary to meet the requests for conversion.

   In conformity with that established in article 159.4 of the Revised Text of the Law of Companies there will be no right of preferential subscription in the increase or increases of capital resulting from the conversion of obligations into shares in each one of the corresponding issues.

3. The Board of Directors is empowered so that during the maximum period of five years from the adoption of the present agreement, it can proceed with the issue or issues of the convertible obligations in shares of the new issue of "SOGECABLE, S.A." and/or exchangeable for the shares of "SOGECABLE, S.A." that already exist for the maximum amount authorized and established in its case within the present basis and means of conversions, those that are

to be determined without any limitation. In particular the enumeration that follows is not meant to be of an exhaustive character. The Board of Directors is empowered to.

a) Establish or not the subordination of the issue and determine the order of preference of the credit with respect to the obligations of the company as a whole, to incorporate if it proceeds, the rights of the securities (the warrants); determine the maximum amount per subscriber, if it is the case, during the period of open subscription, if it existed, fix the place of subscription and request the recovery and the reimbursement of the obligations.

b) Determine the type of issue of the obligation that in any case will be as a minimum at par that is to say at 100% of their nominal value.

c) Amortize prematurely the issue or the issues.

d) Extend during the time, that is agreed to, the period of subscription open to the third parties or reduce the amount of the issue subscribed to at the close of said period.

e) Issue, up to the maximum agreed to the new share that are necessary to meet the conversion of the obligations adapting, as a consequence, Article 5 of the bylaws relative to Social Capital.

f) To explain, clarify, and interpret, specify and complement the agreements adopted by the General Shareholders Meeting in as far as the deeds and documents that authorize the execution of the same and in a particular way, explain or correct as many defects, omissions or errors of substance or form impede the access of the agreements and their consequences at the Commercial Registry, the Official Registry of the National Commission of Markets and Securities and any others.

g) Write and publicize the leaflet or leaflets of the corresponding issues that it deems necessary.

h) For the effects of the applicable norm, designate the person or person in name of the company that have to assume the responsibility for the content of the information leaflet or leaflets in each of the issues.

i) Modify the relation of the exchange of the obligations for share if before the conversion and/or exchange an increase in capital charged to the reserves or a reduction of capital due to losses were produced.

j) Abstain from making use of the powers conferred in the present agreement adopted by the General Shareholders Meeting.

k) Abstain from the execution of the increase of capital agreed to as far as the amount that is not necessary to meet the conversion into shares of the issued convertible obligations.

8. Delegation to the Board of Directors of the power to increase, one or more times, the social capital with or without a premium of issue and the delegation to exclude, if it is the case, the right of preferential subscription under the terms conditions and periods foreseen in Article 153.1 of the Law of Companies.

The Board of Directors is delegated the power of resolving the increase of capital under the terms of Article 153.1b) of the Law of Companies with the power to exclude the preferential subscription rights under the terms of article 159 of the same law.

The increase of capital will enter into effect, if it is the case, within a period not to exceed 5 years from the date of the adoption of the present agreement once or several times and up to the maximum nominal amount legally permitted, by means of the issue of new ordinary shares, recoverable ones, or whatever other type of those pemitted by law with or without an issue premium. It will consist of the equivalent in monetary payments.

This authorization of the Board of Directors will be extended to the greatest scope admissible according to that set out in article 153.1 b) of the Law of Companies. It will include the fixing of the terms and conditions of each increase in capital that it decides to realize under it, including and just to mention some, among others, the power to establish (in the event of having issued convertible obligations with a fixed conversion and in the event that their holders were affected by the exclusion of a preferential subscription right) a formula to adjust such relationship that permits compensation for the eventual dilution of the amount of the right of conversion and request the admission of the new shares that could be issued to quote on the stock markets in which the shares of SOGECABLE. S.A. are traded.

The delegation of the power of exclusion of the right of preferential subscription is agreed to attending to the condition of the stock market and with the goal of giving the operation the characteristics of agility and flexibility convenient for taking advantage of the most favorable market conditions.

The increase of the capital will necessitate, in any case, as an obligatory consequence, the modification of article 5 of the bylaws so that it reflects the exact amount of the social capital that exists at each moment.

9. **Authorization for the derivative acquisition, direct or indirect of the appropriate shares within the limits and legal requisites. The unutilized part of the authorization conceded for the derivative acquisition of the appropriate shares at the General Shareholders Meeting of April 17, 2001 is without effect**

The derivative acquisition of the shares of the company directly or through the companies it controls is authorized. The authorization conceded for the derivative acquisition of the share at the General Shareholders Meeting held on April 17, 2001 which is not used is left without effect and is subject to the following limits and requisites.

Manner of acquisition: acquisition by sale purchase agreement or any other intervivos act with monetary compensation

Maximum number of shares to be acquired: shares representative of up to 5% of the social capital of SOGECABLE, S.A. free of all charges or encumbrances, as long as they are totally paid for and are not affected by the carrying out of any other type of obligation and as long as the nominal value of the shares that are acquired do not exceed the referred to 5% of the social capital of SOGECABLE S.A.

Minimum and maximum price of the acquisition: The minimum price of acquisition of the shares will be equivalent to its nominal value and the maximum price of up to 120% of its quotation value on the day of acquisition.

Duration of the authorization: 18 months from the date of the present agreement.

The shares acquired may be delivered to the consignees of the System of option and special plan of retribution where are referred to in the sixth proposal approved by the General Shareholders Meeting of the company held on May 16, 2000

10. **Authorization of the Board of Directors of the Company in the widest terms to develop and execute the previous agreements, including expressly the exercise of the powers of interpreting, correcting and carrying them out and putting them into public documents.**

Without prejudice to the authorizations foreseen in the previous agreement, the Board of Directors is given the power in order that it may delegate to the Executive Committee, to the widest extent that is necessary by Law, the tasks of developing, executing, and interpreting all of the previous agreements, including, in the means that were necessary, the power of interpreting, correcting and carrying out the same. Likewise, the Board of Directors also delegates to the President of the Board of Directors, Mr. Jesús de Polanco Gutiérrez , the director Mr. Javier Diez de Polanco and the Secretary Mr. Iñigo de Loyola Doga Elorza, so that any one of them, indistinctly may formalize in public documents the agreements adopted at the present Shareholders Meeting and in particular to proceed with the presentation for deposit in the Commercial Registry of the certification of the agreements, the approval of the annual accounts and the applications of the results, together with the documents that are legally required, as well as to draw up as many public and private documents that are necessary including the inscription of the agreements adopted at the Commercial Registry with powers, including the correction or rectification on sight of the verbal or written assessment of the Registrar.